PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Land O’Lakes, Inc.

Full Name of Registrant

Former Name if Applicable

4001 Lexington Avenue North

Address of Principal Executive Office (Street and Number)
Arden Hills, MN 55112

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	a.	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	b.	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	c.	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
          Land O’Lakes, Inc., a Minnesota cooperative corporation (the “Company”), has delayed filing its Form 10-Q for the period ended September 30, 2008 for the reasons set forth herein. As previously announced, on November 10, 2008, KPMG, LLP, the independent auditor engaged by both the Company and MoArk, LLC, a wholly owned subsidiary of the

Company, informed the Company that it was unable to complete its audit of MoArk’s financial statements for the 2005-2007 periods. KPMG was not MoArk’s independent registered public accounting firm during the periods in which adequate books and records did not exist. KPMG was hired earlier this year to conduct a reaudit of MoArk’s financial statements.
          Specifically, KPMG noted that MoArk’s books and records were incomplete primarily with respect to the original capital contributions made during the formation of MoArk, and subsequent purchase price allocations related to the acquisitions completed by MoArk and its subsidiaries during fiscal years 2000-2002. Without adequate books and records, KPMG informed the Company that it was unable to perform adequate audit procedures related to transactions in certain of MoArk’s accounts, including, but not limited to, goodwill and working capital balances. The Company is currently evaluating the potential ramifications of this issue and is exploring other options pursuant to which an audit of MoArk’s financial statements could be completed.
          Concurrent with KPMG’s audit, MoArk and the Company have been working with an independent consulting firm to reconstruct MoArk’s opening and subsequent balance sheets to properly account for the original capital contributions and for the acquisitions noted above. The reconstruction work continues, but a lack of adequate books and records has rendered the completion of such work unlikely. Separately, MoArk and the Company have been working with the same independent consulting firm to value certain assets contributed to and acquired by MoArk during the calendar years 2000-2002. The Company expects that this work will be completed by the end of November. Once the valuation work is complete, the Company expects to roll forward the revised balance sheets, then reassess, and correct if necessary, the impact on the Company’s consolidated financial statements related to, among other items, the Company’s acquisition of the remaining 42.5% of MoArk in January 2006, MoArk’s divestiture of its egg products business in June 2006, and MoArk’s impairment of its shell egg business in the second half of 2006.
          Despite the ongoing reconstruction and valuation work that is being conducted, there is not enough information currently available for the Company to adequately assess the extent of the delay in the Company’s filing, to determine whether adequate books and records will become available to allow KPMG to complete its audit of MoArk, or to determine the impact on MoArk’s or the Company’s consolidated financial statements.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Daniel Knutson	651	481-2222
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

The Company files pursuant to certain Indentures but is not otherwise subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

See Appendix I attached hereto and incorporated by reference herein for a discussion of the changes in results of operations from the corresponding period for the last fiscal year. The Company is in the process of finalizing its results for the period ended September 30, 2008, which are subject to the more substantive review as noted above, and therefore the information in Appendix I attached hereto is preliminary and subject to change.

Land O’Lakes, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2008	By	/s/ Daniel Knutson

Daniel Knutson
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

APPENDIX I
A. INTRODUCTION
          As disclosed in the Form 12b-25 of Land O’Lakes, Inc. (the “Company”) to which this Appendix I is attached, the Company is not timely filing its Quarterly Report on Form 10-Q for the period ended September 30, 2008. This Appendix I contains unaudited financial information for the three and nine months ended September 30, 2008. Readers should note that the information contained in this Appendix I has not been reviewed by KPMG, LLP, the Company’s independent registered public accounting firm. The financial information set forth herein could be subject to future adjustment.
B. CAUTIONARY STATEMENTS
               The information presented herein contains forward-looking statements. The forward-looking statements are based on the beliefs of our management as well as on assumptions made by and information currently available to us at the time the statements were made. The words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “could,” “should,” “seeks,” “pro forma,” and “intend” and similar expressions, as they relate to us, are intended to identify the forward-looking statements. All forward-looking statements attributable to persons acting on our behalf or us are expressly qualified in their entirety by the cautionary statements set forth here. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or for any other reason. Although we believe that these statements are reasonable, you should be aware that actual results could differ materially from those projected by the forward-looking statements. For a discussion of factors that could cause actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements, please see the risk factors set forth below. Because actual results may differ, readers are cautioned not to place undue reliance on forward-looking statements.
•	COMPETITION IN THE INDUSTRY MAY REDUCE OUR SALES AND MARGINS.

•	OUR OPERATIONS ARE SUBJECT TO NUMEROUS LAWS AND REGULATIONS, EXPOSING US TO POTENTIAL CLAIMS AND COMPLIANCE COSTS THAT COULD ADVERSELY AFFECT OUR MARGINS, PARTICULARLY THOSE RELATED TO OUR SALES OF ROUNDUP® READY ALFALFA.

•	CURRENT AND THREATENED LITIGATION COULD INCREASE OUR EXPENSES, REDUCE OUR PROFITABILITY, AND, IN SOME CASES, ADVERSELY AFFECT OUR BUSINESS REPUTATION.

•	IF AUDITED FINANCIAL STATEMENTS ARE NOT SUBMITTED IN ACCORDANCE WITH THE TERMS OF OUR PRINCIPAL DEBT FACILITIES, A COVENANT DEFAULT COULD RESULT UNLESS WE ARE ABLE TO CURE THE DEFAULT WITHIN THE PRESCRIBED CURE PERIOD OR UNLESS THE COVENANT IS OTHERWISE WAIVED.

•	THE FINANCIAL INFORMATION INCLUDED HEREIN IS SUBJECT TO SUBSTANTIVE REVIEW, AND THEREFORE SUCH INFORMATION IS PRELIMINARY AND SUBJECT TO CHANGE.

•	THE GEOGRAPHIC SHIFT IN DAIRY PRODUCTION HAS DECREASED SALES AND MARGINS AND COULD CONTINUE TO NEGATIVELY IMPACT OUR SALES AND MARGINS.

•	CHANGES IN CONSUMER PREFERENCES AND DISTRIBUTION CHANNELS COULD DECREASE OUR DAIRY FOODS REVENUES AND CASH FLOWS.

•	OUR OPERATING RESULTS FLUCTUATE BY SEASON AND ARE AFFECTED BY WEATHER CONDITIONS.

•	INCREASED ENERGY AND GAS COSTS COULD INCREASE OUR EXPENSES AND REDUCE OUR PROFITABILTIY.

•	OUTBREAKS OF DISEASE CAN REDUCE OUR NET SALES AND OPERATING MARGINS.

•	CHANGES IN THE MARKET PRICES OF THE COMMODITIES THAT WE USE AS INPUTS AS WELL AS THE PRODUCTS WE MARKET MAY CAUSE OUR MARGINS TO DECLINE AND REDUCE THE LIKELIHOOD OF RECEIVING DIVIDENDS FROM OUR JOINT VENTURES.

•	A CONTINUING OR DEEPENING DOWNTURN OF THE U.S. ECONOMY, INCLUDING INCREASED VOLATILITY IN THE CREDIT MARKETS, COULD ADVERSELY IMPACT OUR CUSTOMERS’ AND VENDORS’ ABILITY OR WILLINGNESS TO CONDUCT BUSINESS WITH US ON THE SAME TERMS OR AT THE SAME LEVELS AS THEY HAVE HISTORICALLY.

•	WE OPERATE THROUGH JOINT VENTURES IN WHICH OUR RIGHTS TO EARNINGS AND TO CONTROL THE JOINT VENTURE ARE LIMITED.

•	CERTAIN OF OUR BUSINESS MAY BE ADVERSELY AFFECTED BY OUR DEPENDENCE UPON OUR SUPPLIERS.

•	THE MANNER IN WHICH WE PAY FOR CERTAIN OF OUR INPUTS AND OTHER PRODUCTS THAT WE DISTRIBUTE EXPOSES US TO SUPPLIER-SPECIFIC RISK.

•	INCREASED FINANCIAL LEVERAGE COULD ADVERSELY AFFECT OUR ABILITY TO FULFILL OUR OBLIGATIONS UNDER OUR DEBT FACILITIES AND TO OPERATE OUR BUSINESSES.

•	SERVICING OUR INDEBTEDNESS REQUIRES A SIGNIFICANT AMOUNT OF CASH, AND OUR ABILITY TO GENERATE CASH DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

•	IF CREDITORS OF OUR SUBSIDIARIES AND JOINT VENTURES MAKE CLAIMS WITH RESPECT TO THE ASSETS AND EARNINGS OF THESE COMPANIES, SUFFICIENT FUNDS MAY NOT BE AVAILABLE TO REPAY OUR INDEBTEDNESS AND WE MAY NOT RECEIVE THE CASH WE EXPECT FROM INTERCOMPANY TRANSFERS.

•	THE COLLATERAL PLEDGED IN SUPPORT OF OUR DEBT OBLIGATIONS MAY NOT BE VALUABLE ENOUGH TO SATISFY ALL THE BORROWINGS SECURED BY THE COLLATERAL.

•	A LOSS OF OUR COOPERATIVE TAX STATUS COULD INCREASE OUR TAX LIABILITY.

•	OUR LIMITED ACCESS TO EQUITY MARKETS COULD ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL EQUITY CAPITAL.

•	INABILITY TO PROTECT OUR TRADEMARKS AND OTHER PROPRIETARY RIGHTS COULD DAMAGE OUR COMPETITIVE POSITION.

•	OUR BRAND NAMES COULD BE CONFUSED WITH NAMES OF OTHER COMPANIES WHO, BY THEIR ACT OR OMISSION, COULD ADVERSELY AFFECT THE VALUE OF OUR BRAND NAMES.

•	PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS COULD ADVERSELY AFFECT OUR BUSINESS REPUTATION AND EXPOSE US TO INCREASED SCRUTINY BY FEDERAL AND STATE REGULATORS.

•	WE COULD INCUR SIGNIFICANT COSTS FOR VIOLATIONS OF OR LIABILITIES UNDER ENVIRONMENTAL LAWS AND REGULATIONS APPLICABLE TO OUR OPERATIONS.

•	STRIKES OR WORK STOPPAGES BY OUR UNIONIZED WORKERS COULD DISRUPT OUR BUSINESS.

•	THERE IS NO ASSURANCE THAT OUR SENIOR MANAGEMENT TEAM OR OTHER KEY EMPLOYEES WILL REMAIN WITH US.
C. UPDATE ON CONTROLS AND PROCEDURES
(a) Evaluation of disclosure controls and procedures
          As of the end of September 2008, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based on this evaluation, the principal executive officer and principal financial officer concluded that, as of September 30, 2008, the Company’s disclosure controls and procedures were not effective because of the identification of material weaknesses in our internal control over financial reporting, as described below.

(b) Management’s report on internal control over financial reporting.
          The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to our management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of September 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.
Material Weakness Identified as of April 15, 2008:
     As previously reported in the Company’s Annual Report on Form 10-K, as filed with the Securities & Exchange Commission on April 15, 2008, in connection with the Company’s assessment of the effectiveness of its internal control over financial reporting at the end of its last fiscal year, management identified a material weakness in the internal control over our financial reporting as of December 31, 2007 and as of March 31, 2008, related to ineffective controls over the accounting for vendor rebates recognized in the crop protection products business. Specifically, the Company did not have sufficient documentation evidencing certain company-specific rebates with some vendors at the onset of a program year. EITF 02-16 requires evidence of a binding arrangement to support the recognition of vendor rebates. Because of the material weakness described above, management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2007 and as of March 31, 2008, based on the criteria established in “Internal Control — Integrated Framework” issued by COSO. A monthly internal control process was implemented in 2008 with the following remediation steps:
•	Developed a process to obtain evidence to support the existence of binding arrangements with vendors; and

•	Improved the accounting personnel review processes and procedures over the existence of such evidence of binding arrangements to support vendor rebates recognized in the consolidated financial statements.
     Management believes these new policies and procedures were effective in remediating this material weakness. The process was tested during second quarter internal controls testing. No deficiencies were found and management has concluded that the process and controls are operating effectively. This material weakness was remediated with changes to the internal controls as mentioned above and all financial statements included herein include the proper impact of vendor rebates per EITF 02-16.
Material Weaknesses Identified as of September 30, 2008:
Inadequate interim periodic close process
          Management identified accounting errors subsequent to completing its normal period-end close procedures. The errors indicate that controls relative to the analyses performed by management as part of the period-end financial reporting process were not operating effectively. We did not have adequate policies and procedures, and personnel lacked sufficient training, to ensure that accurate interim financial results were prepared on a timely basis under our normal periodic financial close process.
Inadequate books and records
          Management identified a material weakness in the internal controls over the Company’s annual financial reporting related to the maintenance of adequate books and records that would enable management to assert to the accuracy of MoArk’s financial statements. This material weakness relates to MoArk’s financial books and records through fiscal year 2006.
Remediation and Changes in Internal Control over Financial Reporting:
          We are taking the following actions to address the material weaknesses including: (a) enhancing the current quarterly review process and variance analyses for all business segments to assess items at appropriate materiality levels, (b) adding procedures to the monthly inventory manufacturing variance analyses within the Agronomy segment, which address the timeliness of the review to ensure accurate product costing, (c) adding an accounting resource in shared services to ensure completeness and timely recording of accounting transactions at quarter end, and (d) enhancing the current quarterly review processes in the Agronomy segment to review all balance sheet accruals at appropriate materiality levels.
          In addition, beginning in 2007, MoArk consolidated and centralized its finance organization and currently has appropriate controls in place to ensure the existence and proper maintenance of its books and records. This does not remediate the issue noted above for years up to and including 2006.
(c) There were no other changes in our internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

D. DISCUSSION OF UNAUDITED FINANCIAL INFORMATION
     You should read the following discussions of financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere herein.
Overview
General
     We operate our business predominantly in the United States in five segments: Dairy Foods, Feed, Seed, Agronomy and Layers. For the three months ended September 30, 2008, we reported net sales of $2.9 billion and net earnings of $47.9 million compared to net sales of $2.1 billion and net earnings of $5.2 million for the three months ended September 30, 2007. For the nine months ended September 30, 2008, we reported net sales of $9.4 billion and net earnings of $212.0 million compared to net sales of $6.3 billion and net earnings of $137.4 million for the nine months ended September 30, 2007. The primary reasons for the net earnings increase for the nine months ended September 30, 2008 were improved earnings in Agronomy and Layers, primarily due to favorable market conditions, partially offset by a decline in Dairy Foods earnings and the 2007 gain on the sale of Cheese & Protein International (CPI). In September 2007, the Company repositioned its Agronomy segment which had previously consisted primarily of its Agriliance LLC (“Agriliance”) 50% owned joint venture, which was accounted for under the equity method. Effective September 1, 2007, Agriliance distributed its wholesale crop protection product business to the Company and its wholesale crop nutrient business to CHS Inc. Since that date, the Company’s Agronomy segment includes the consolidated financial results of the wholesale crop protection products business.
Restatement of Financial Results
     In March 2008, the Company became aware of previously undetected misstatements to the financial statements of Agriliance LLC (“Agriliance”), a 50%-owned joint venture which is reflected in our Agronomy segment and is accounted for under the equity method of accounting. For Agriliance’s years ended August 31, 2003 through 2007, Agriliance misapplied Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). Agriliance estimated vendor rebates earned for certain vendor programs based on, among other things, long-term agreements, prior historical rebate amounts and current negotiations with vendors, and then recorded the rebates throughout the vendor program year as product was purchased and/or sold. Certain of these arrangements with vendors were not executed until various times during the vendor’s crop year program. In accordance with EITF 02-16, rebates are to be recorded as earned when evidence of a binding arrangement exists (which in most cases is either a signed agreement between the Company and the vendor or published vendor rebate programs) or in the absence of such arrangements, when cash is received. Agriliance has restated its financial statements for the periods in which the misstatements occurred. Although Land O’Lakes consolidated annual financial statements were not considered materially misstated during the periods in which the misstatements occurred, the Company’s quarterly financial results for the periods ending March 31, June 30, and September 30, 2007 and 2006 were deemed materially misstated. The Company has restated its quarterly operating results with respect to the misstatements for the three and nine months ending September 30, 2007 herein. Immaterial adjustments to the Company’s annual consolidated financial statements related to recording its share of Agriliance’s misstatements were presented in the Company’s December 31, 2007 Form 10-K filing. The misstatements had no impact to the Company’s cash flows.
Non-reliance on Previously Issued Financial Statements
     On August 8, 2008, the Company determined that its Annual Report on Form 10-K for the year ended December 31, 2007, contained an error. The error relates to a material error in MoArk, LLC’s (“MoArk”) consolidated financial statements that are included in the Company’s Form 10-K. The error relates to the choice of accounting treatment applied to a real estate transaction during the 2005 fiscal year. The Company’s Audit Committee and its management discussed and consulted with KPMG LLP (“KPMG”), the Company’s and MoArk’s registered independent public accounting firm, with respect to this matter. MoArk’s management also discussed these matters with its predecessor independent public accounting firm, Moore Stephens Frost (“MSF”), since MSF provided the auditors’ report on MoArk’s 2005 audited consolidated financial statements referenced by KPMG in KPMG’s auditors’ report on the Company’s 2005 consolidated financial statements. MSF has not issued an auditors’ report on MoArk’s restated 2005 financial statements. Accordingly, KPMG has withdrawn its auditors’ report on the Company’s 2005 to 2007 consolidated financial statements since KPMG is no longer able to reference MSF’s auditors’ report on MoArk’s audited financial statements. As a result of these actions, the Company’s Audit Committee has concluded that the Company’s 2007 Form 10-K should not be relied on.
     On November 10, 2008, KPMG informed the Company that it was unable to complete its audit of MoArk’s financial statements primarily due to inadequate books and records related to the formation of MoArk and acquisitions completed by MoArk and its subsidiaries. Specifically, KPMG noted that MoArk’s records were incomplete primarily with respect to the original capital contributions and the subsequent purchase price allocations related to the acquisitions and it was, therefore, unable to perform adequate audit procedures related to transactions in certain of MoArk’s accounts, including, but not limited to, goodwill and working capital balances. As noted above, KPMG was not MoArk’s independent registered public accounting firm during the periods in which adequate books and records did not exist. The Company is currently evaluating the potential ramifications of this issue and is exploring other options pursuant to which an audit of MoArk’s financial statements could be completed.
     Other Significant Items

     On March 6, 2007, we announced that one of our indirect wholly owned subsidiaries, Forage Genetics Inc. (“FGI”), filed a motion to intervene in a lawsuit brought against the U.S. Department of Agriculture (“USDA”) by the Center for Food Safety, the Sierra Club, two individual farmers/seed producers (together, the “Plaintiffs”) and others regarding Roundup Ready® Alfalfa. The plaintiffs claim that the USDA did not sufficiently assess the potential environmental impact of its decision to approve Roundup Ready® Alfalfa in 2005. The Monsanto Company and several independent alfalfa growers also filed motions to intervene in the lawsuit. On March 12, 2007, the United States District Court for the Northern District of California (the “Court”) issued a preliminary injunction enjoining all future plantings of Roundup Ready® Alfalfa beginning March 30, 2007. The Court specifically permitted plantings until that date only to the extent the seed to be planted was purchased on or before March 12, 2007. On May 3, 2007, the Court issued a permanent injunction enjoining all future plantings of Roundup Ready® Alfalfa until after an environmental impact study can be completed and a deregulation petition is approved. Roundup Ready® Alfalfa planted before March 30, 2007 may be grown, harvested and sold to the extent certain court-ordered cleaning and handling conditions are satisfied. In January 2008, the USDA filed a notice of intent to file an Environmental Impact Study. The USDA anticipates completing a draft EIS by the end of 2008, with a final EIS to be completed by the fall of 2009. Although the Company believes the outcome of the environmental study will be favorable, which could allow for the reintroduction of the product into the market by 2010, there are approximately $13.3 million of purchase commitments with seed producers over the next two years and $23.1 million of inventory as of September 30, 2008, which could negatively impact future earnings if the results of the study are unfavorable or delayed.
     In a letter dated January 18, 2001, the Company was identified by the United States Environmental Protection Agency (“EPA”) as a potentially responsible party in connection with hazardous substances and wastes at the Hudson Refinery Superfund Site in Cushing, Oklahoma. The letter invited the Company to enter into negotiations with the EPA for the performance of a remedial investigation and feasibility study at the Site and also demanded that the Company reimburse the EPA approximately $8.9 million for removal costs already incurred at the Site. In March 2001, the Company responded to the EPA denying any responsibility with respect to the costs incurred for the remediation expenses incurred through that date. On February 25, 2008, the Company received a Special Notice Letter (“Letter”) from the EPA inviting the Company to enter into negotiations with the EPA to perform selected remedial action for remaining contamination and to resolve the Company’s potential liability for the Site. In the Letter, the EPA claimed that it has incurred approximately $21.0 million in response costs at the Site through October 31, 2007. The EPA is seeking reimbursement of these costs, on a joint and several basis, from the Company and other potentially responsible parties. The EPA has also stated that the estimated cost of the selected remedial action for remaining contamination is $9.6 million. Pending a document review, the Company is not aware of the exact nature or extent of contaminants the EPA claims continue to exist at the Site that require remediation. The Company believes it will have multiple defenses available that will mitigate its liability. In addition, the Company is currently analyzing the amount and extent of its insurance coverage that may be available to further mitigate its ultimate exposure, if any. As of September 30, 2008, based on the most recent facts and circumstances available to us, we recorded an $8.9 million charge for an environmental reserve.
     On March 31, 2008, MoArk, LLC received a subpoena from the U.S. Department of Justice through the U.S. Attorney for the Eastern District of Pennsylvania, to provide certain documents for the period of January 1, 2002 to March 27, 2008, related to the pricing, marketing and sales activities within its former egg products business. MoArk divested its northeastern liquid and egg products business in 2004, and the remainder of its liquid and egg products business in 2006. MoArk has furnished documents required by the subpoena and is cooperating with the government’s request. We cannot predict what, if any, the impact this inquiry and any results from such inquiry could have on MoArk’s or the Company’s future results of operations.
     On October 27, 2008, MoArk and its wholly-owned subsidiary, Norco Ranch, Inc. (“Norco”), received Civil Investigative Demands from the Office of the Attorney General of the State of Florida seeking documents and information relating to the production and sale of eggs and egg products. MoArk and Norco intend to comply with the demand. We cannot predict what, if any, impact this inquiry and any results from such inquiry could have on future results of operations of MoArk, Norco or the Company.
     In September and October 2008, a total of fourteen related class action lawsuits were filed against a number of producers of eggs and egg products in three different jurisdictions. The complaints fall into two distinct groups: those alleging a territorial allocation conspiracy among certain defendants to fix the price of processed “egg products,” such as liquid or dried eggs; and those alleging concerted action by producers of shell eggs to restrict output and thereby increase the price of shell eggs. The Plaintiffs in these suits seek unspecified damages and injunctive relief on behalf of all purchasers of eggs and egg products, as well as attorneys’ fees and costs, under the United States antitrust laws.
     The Company has been named as a defendant in three of the cases: Zaza Inc. v. Michael Foods, Inc., et al. (D. Minn.: 08-cv-05262); Oasis Foods Company v. Michael Foods, Inc., et al. (D.N.J.: 08-cv-05104); and Country Foods v. Hillandale Farms of Pa., Inc. (E.D. Pa.: 08-cv-4653).
     MoArk has been named as a defendant in the cases noted above and the following additional cases, all of which were filed in the United States District Court for the Eastern District of Pennsylvania: T.K. Ribbing’s Family Restaurant v. United Egg Producers, et al. (08-cv-4653); Brigiotta’s Farmland Produce and Garden Center, Inc., et al. (08-cv-04967); Bemus Point Inn, Inc. v. United Egg Producers, Inc., et al. (08-cv-04750); Karetas Foods, Inc. v. Cal-Maine Foods, Inc., et al. (08-cv-04950); Nussbaum — SF, Inc. v. United Egg Producers, Inc., et al. (08-cv-04819); The Egg Store, Inc. v. United Egg Producers, Inc., et al., 08-cv-04880 (E.D. Pa.); Eggology,

Inc. v. United Egg Producers, Inc., et al. (08-cv-05168); Eby-Brown Company, LLC v. United Egg Producers, Inc., et al. (08-cv-05167); Goldberg and Solovy Foods, Inc. v. United Egg Producers, Inc., et al. (08-cv-05166); Julius Silvert, Inc. v. Golden Oval Eggs LLC, et al. (08-cv-05174); and Somerset Industries, Inc. v. Cal-Maine Foods, Inc., et al., (08-cv-04676). Norco has also been named as a defendant in nine of these cases, consisting of T.K. Ribbing’s, Brigiotta’s, Bemus Point, Nussbaum, The Egg Store, Eggology, Eby-Brown, Goldberg, and Country Foods.
     MoArk, Norco and the Company deny the allegations set forth in the complaints. We cannot predict what, if any, impact these lawsuits could have on future results of operations of the Company, MoArk or Norco.
Seasonality
     Certain segments of our business are subject to seasonal fluctuations in demand. In our Dairy Foods segment, butter sales typically increase in the fall and winter months due to increased demand during holiday periods. Feed sales tend to be highest in the first and fourth quarters of each year because cattle are less able to graze during cooler months. Most Seed sales occur in the first and fourth quarters of each year. Agronomy product sales tend to be much higher in the second quarter of each year, as farmers buy crop protection products to meet their seasonal planting needs.
Dairy and Agricultural Commodity Inputs and Outputs
     Many of our products, particularly in our Dairy Foods, Feed and Layers segments, use dairy or agricultural commodities as inputs or constitute dairy or agricultural commodity outputs. Consequently, our results are affected by the cost of commodity inputs and the market price of commodity outputs. Government regulation of the dairy industry and industry practices in animal feed tend to stabilize margins in those segments but do not protect against large movements in either input costs or output prices.
     Dairy Foods. Raw milk is the major commodity input for our Dairy Foods segment. Our Dairy Foods outputs, namely butter, cheese and nonfat dry milk, are also commodities. The minimum price of raw milk and cream is set monthly by Federal regulators based on regional prices of dairy foods products manufactured. These prices provide the basis for our raw milk and cream input costs. As a result, those dairy foods products for which the sales price is fixed shortly after production, such as most bulk cheese, are not usually subject to significant commodity price risk as the price received for the output usually varies with the cost of the significant inputs. For the nine months ended September 30, 2008, bulk cheese, which is generally priced on the date of make, represented approximately 11% of the Dairy Foods segment’s net sales. For the nine months ended September 30, 2008, bulk milk, which also is not subject to significant commodity price risk, represented approximately 38% of the Dairy Foods segment’s net sales.
     We maintain significant inventories of butter and cheese for sale to our retail and foodservice customers, which are subject to commodity price risk. Because production of raw milk and demand for butter varies seasonally, we inventory significant amounts of butter. Demand for butter typically is highest during the fall and winter, when milk supply is lowest. As a result, we produce and store excess quantities of butter during the spring when milk supply is highest. In addition, we maintain some inventories of cheese for aging. For the nine months ended September 30, 2008, retail and foodservice net sales represented approximately 31% of Dairy Foods net sales. We also maintain inventory of nonfat dry milk, which is a by-product of our butter production process. The nonfat dry milk is held in inventory until it is sold to customers.
     Market prices for commodities such as butter, cheese and nonfat dry milk can have a significant impact on both the cost of products produced and the price for which products are sold. In the past three years, the lowest monthly market price for butter was $1.16 in April 2006, and the highest monthly market price was $1.70 in September 2008. In the past three years, the lowest monthly market price for block cheese was $1.16 in July 2006 and the highest monthly market price was $2.10 in May 2008. In the past three years, the lowest monthly NASS (National Agricultural Statistics Survey) market price for nonfat dry milk was $0.82 in June 2006 and the highest monthly market price was $2.06 in October 2007. The per pound average market price for the three months and nine months ended September 30 is as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Per pound market price average:
Butter	$1.62	$1.44	$1.45	$1.38
Block cheese	1.86	1.95	1.92	1.68
Nonfat dry milk (NASS)	1.33	2.04	1.33	1.61

     Feed. The Feed segment follows industry standards for feed pricing. The feed industry generally prices products based on income over ingredient cost (IOIC) per ton of feed, which represents net sales less ingredient costs. This practice tends to lessen the impact of volatility in commodity ingredient markets on our animal feed profits. As ingredient costs fluctuate, the changes are generally passed on to customers through weekly or monthly changes in prices. However, margins can still be impacted by competitive pressures and changes in manufacturing and distribution costs.
     We enter into forward sales contracts to supply feed to customers, which currently represent approximately 13% of our Feed sales. When we enter into these contracts, we also generally enter into forward purchase contracts on the underlying commodities to lock in our gross margins.
     Changes in commodity grain prices have an impact on the mix of products we sell. When grain prices are relatively high, the demand for complete feed rises since many livestock producers are also grain growers and sell their grain in the market and purchase complete feed as needed. When grain prices are relatively low, these producers feed their grain to their livestock and purchase premixes and supplements to provide complete nutrition to their animals. Complete feed has a far lower margin per ton than supplements and premixes. However, during periods of relatively high grain prices, although our margins per ton are lower, we sell substantially more tonnage because the grain portion of complete feed makes up the majority of its weight.
     Complete feed is manufactured to meet the complete nutritional requirements of animals, whereas a simple blend is a blend of processed commodities to which the producer then adds supplements and premixes. As dairy production has shifted to the western United States, we have seen a change in our feed product mix with lower sales of complete feed and increased sales of simple blends, supplements and premixes. This change in product mix is a result of differences in industry practices. Dairy producers in the western United States tend to purchase feed components and mix them at the farm location rather than purchasing a complete feed product delivered to the farm. Producers may purchase grain blends and concentrated premixes from separate suppliers. This shift is reflected in increased sales of simple blends in our western feed region and increases in sales of premixes in our manufacturing subsidiaries in the West.
     We have seen continued erosion of commodity feed volumes, mainly related to producer integration in the swine and poultry sectors as well as conscious efforts made by management to exit some of this low-margin business and place increased focus on value-added business. We expect continued pressure on volumes in dairy, poultry and swine feed to continue as further integration occurs in these industries.
     Layers. MoArk produces and markets shell eggs. MoArk’s sales and earnings are driven, in large part, by egg prices. For the three months ended September 30, 2008, egg prices averaged $1.20 per dozen, as measured by the Urner Barry Midwest Large market, compared to egg prices of $1.18 per dozen for the three months ended September 30, 2007. For the nine months ended September 30, 2008, egg prices averaged $1.35 per dozen, as measured by the Urner Barry Midwest Large market, compared to egg prices of $1.07 per dozen for the nine months ended September 30, 2007.

Derivative Commodity Instruments
     In the normal course of operations, we purchase commodities such as milk, butter and soybean oil in Dairy Foods, soybean meal and corn in Feed, and soybeans in Seed. Derivative commodity instruments, primarily futures and options contracts offered through regulated commodity exchanges, are used to reduce our exposure to changes in commodity prices. These contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The futures and options contracts for open positions are marked-to-market each month and these unrealized gains or losses (“unrealized hedging gains and losses”) are recognized in earnings and are fully taxed and applied to retained earnings in our consolidated balance sheet. Amounts recognized in earnings before income taxes (reflected in cost of sales) for the three months and nine months ended September 30 are as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(in millions)		(in millions)
Unrealized hedging gain (loss)	$(32.4)	$11.6	$(35.5)	$5.1
Vendor Rebates
     We receive vendor rebates primarily from seed and chemical suppliers. These rebates are either covered by binding arrangements, which are agreements between the vendor and the Company, or are covered by published vendor rebate programs. Rebates are recorded as earned in accordance with EITF 02-16, when evidence exists to support binding arrangements (which in most cases is either written agreements between the Company and the vendor or published vendor rebate programs) or in the absence of such arrangements, when cash is received. Certain rebate arrangements for our Agronomy segment are not finalized until various times during the vendor’s crop year program. Accordingly, the amount of rebates reported in any given period can vary substantially, largely as a result of when the arrangements are formally executed.
Unconsolidated Businesses
     We have investments in certain entities that are not consolidated in our financial statements. Investments in which we hold a 20% to 50% ownership interest are accounted for under the equity method and provided earnings for the three months and nine months ended September 30 as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	(in millions)
Earnings from unconsolidated businesses	$13.5	$10.3	$38.1	$31.3
     We also hold investments in other cooperatives which are stated at cost plus unredeemed patronage refunds received, or estimated to be received, in the form of capital stock and other equities. Investments held in less than 20%-owned companies are stated at cost.
     Our investment in unconsolidated businesses was $329.9 million as of September 30, 2008 and $304.0 million as of December 31, 2007. Cash flow from investments in unconsolidated businesses was $41.5 million for the nine months ended September 30, 2008 compared to $27.0 million for the nine months ended September 30, 2007.
     Agriliance LLC (“Agriliance”), a 50%-owned joint venture which is reflected in our Agronomy segment and is accounted for under the equity method, constitutes the most significant of our investments in unconsolidated businesses. Historically, Agriliance’s sales and earnings have been principally derived from the wholesale distribution of crop nutrients and crop protection products manufactured by others and have primarily occurred in the second quarter of each calendar year. Effective September 1, 2007, Agriliance distributed the wholesale crop protection business to Land O’Lakes, Inc. and the wholesale crop nutrient business to CHS Inc. (“CHS”). CHS and Land O’Lakes continue to explore repositioning alternatives for Agriliance’s remaining retail agronomy distribution business.
     Our investment in Agriliance was $186.9 million as of September 30, 2008 and $150.9 million as of December 31, 2007. For the nine months ended September 30, 2008 and 2007, we recorded $11.2 million and $20.9 million of equity earnings, respectively. Agriliance’s results were unfavorably impacted during the nine months ended September 30, 2008 compared to September 30, 2007 primarily due to the September 2007 distribution and repositioning of the wholesale crop protection products and crop nutrients businesses.

Results of Operations
Three months ended September 30, 2008 as compared to three months ended September 30, 2007
Restatement of Financial Results
     As described in Overview — Restatement of Financial Results, the Company has restated its financial results for the three months ended September 30, 2007 primarily due to accounting errors made by the Company’s Agriliance joint venture related to the recording of vendor rebates. The effects of the adjustments on the consolidated statements of operations for the three months ended September 30, 2007 are as follows:

	Previously
	Reported	Effect of	Restated
	2007	Restatement	2007
	($ in millions)
Cost of Sales	$1,967.9	$4.4	$1,972.3
Gross profit	166.7	(4.4)	162.3
Earnings from operations	8.5	(4.4)	4.1
Equity in losses (earnings) of affiliated companies	7.1	(17.4)	(10.3)
Earnings before income taxes	0.7	13.0	13.7
Income tax expense	3.5	4.9	8.4
Net (loss) earnings	(2.8)	8.0	5.2
Overview of Results

	For the three months ended September 30,
			Increase
	2008	2007	(Decrease)
	($ in millions)
Net earnings	$47.9	$5.2	$42.7
     Increased net earnings were primarily driven by improved earnings in Agronomy, partially offset by declines in Dairy Foods, Layers and Feed earnings. In addition, $73.7 million of previously deferred Agronomy vendor rebates were recognized in the three months ended September 30, 2008, versus $13.0 million for the three months ended September 30, 2007. Net earnings were unfavorably impacted by $44.2 million due to unrealized hedging losses of $32.6 million versus the prior year unrealized hedging gain of $11.6 million and the $9.4 million gain recognized in 2007 related to the sale of investment related to Agronomy’s repositioning of Agriliance’s crop nutrients assets.

Net sales	$2,864.3	$2,134.6	$729.7
     The increase in net sales was primarily due to the addition of $628.9 million in net sales due to the repositioning of the Agronomy investment which resulted in the consolidation of the crop protection products business in September 2007, and higher market prices in other business segments. Net sales increased in Feed and Layers, $268.0 million and $11.9 million, respectively. Net sales decreased in Dairy Foods and Seed, $136.4 million and $35.5 million, respectively. A discussion of net sales by business segment is found below under the caption “Net Sales and Gross Profit by Business Segment.”

Gross profit	$252.8	$162.3	$90.5
     Gross profit increased in the three months ended September 30, 2008 primarily due to the addition of $169.3 million of gross profit due to the consolidation of the crop protection products business in September 2007. This was partially offset by gross profit decreases in Feed, Dairy Foods, Layers and Seed. A discussion of gross profit by business segment is found below under the caption “Net Sales and Gross Profit by Business Segment.”

Selling, general and administrative expense	$200.9	$158.2	$42.7
     The increase in selling, general and administrative expense compared to the prior year was primarily due to the addition of $33.8 million of selling, general and administrative expenses related to the repositioning of the Agronomy investment which resulted in the consolidation of the crop protection products business in September 2007.

Gain on insurance settlement	$4.0	$—	$4.0
     In 2007, MoArk experienced a fire at a facility located in Anderson, Missouri. Damage was extensive and caused operations to cease. Costs of repair or replacement of inventory, property, plant, and equipment were covered under the terms of applicable insurance policies, subject to deductibles. As of and for the three and nine months ended September 30, 2008, the Company received $3.3 million of total insurance proceeds for the capital asset replacement and recorded a gain on insurance settlement of $2.0 million. Additionally, as of and for the three and nine months ended September 30, 2008, the Company’s MoArk subsidiary received $2.0 million of total insurance proceeds related to the settlement of a fraud loss claim involving a former employee of a previously owned subsidiary during the years 2002 through 2004. The proceeds were recorded as a gain on insurance settlement.

	For the three months ended September 30,
			Increase
	2008	2007	(Decrease)
	($ in millions)
Interest expense, net	$13.5	$9.8	$3.7
     The increase in interest expense compared to the prior year was primarily due to higher short-term borrowings related to the crop protection product business which was distributed to the Company in September, 2007 as a result of the Agronomy repositioning.

Equity in earnings of affiliated companies	$13.5	$10.3	$3.2
     Increased equity in earnings of affiliated companies is primarily related to increased earnings in Agronomy partially offset by a decrease in Layers. Agronomy equity method investments had earnings of $11.6 million for the three months ended September 30, 2008, compared to earnings of $6.1 million for the three months ended September 30, 2007. Layers equity method investments had earnings of $1.7 million for the three months ended September 30, 2008, compared to earnings of $3.6 million for the three months ended September 30, 2007. Within Agronomy, results for the three months ended September 30, 2008 included equity earnings from Agriliance of $7.4 million compared to equity earnings of $3.2 million for the same period of 2007. This increase is primarily due to a $10.0 million impairment charge for the write-down of certain retail distribution assets to their estimated fair values recorded by Agriliance in 2007, partially offset by lower earnings attributable to the repositioning of the wholesale crop nutrients and crop protection products businesses in September of 2007. A discussion of net earnings for Agriliance can be found under the caption “Overview — Unconsolidated Businesses.”

Income tax expense	$4.2	$8.4	$(4.2)
     Income tax expense for the three months ended September 30, 2008 and September 30, 2007 resulted in an effective tax rate of 8.1% and 61.7%, respectively. As a cooperative, earnings from member business that meet certain requirements, known as “patronage income” are deductible from taxable income. The federal and state statutory rate applied to nonmember business activity was 38.3% for the three month periods ended September 30, 2008 and 2007. Income tax expense and the difference between the effective tax rate and statutory tax rate vary each year based upon patronage business activity and the level of and profitability of nonmember business during each of the comparable years.
     Net Sales and Gross Profit by Business Segment
     Our reportable segments consist of business units that offer similar products and services and/or have similar customers. We have five segments: Dairy Foods, Feed, Seed, Layers and Agronomy.
Dairy Foods

	For the three months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$984.9	$1,121.3	(12.2)%
Gross profit	31.8	59.0	(46.1)%
Gross profit % of net sales	3.2%	5.3%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$(216.5)
Volume impact	80.1

Total decrease	$(136.4)

     The net sales decrease in the three months ended September 30, 2008 was primarily driven by the impact of lower market prices for butter and cheese. The unfavorable pricing / mix variance of $216.5 million was mainly due to lower milk prices for the three months ended September 30, 2008 compared to the same period last year. The decrease in market price caused net sales for industrial operations to decline $239.3 million. The negative pricing / mix variance was partially offset by a positive volume variance of $80.1 million. The volume variance was primarily driven by industrial operations where volume increased $83.3 million primarily due to milk sales to our former Cheese & Protein International subsidiary.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$(22.7)
Volume impact	(2.0)
Unrealized hedging	(2.5)

Total decrease	$(27.2)
     The negative margin / mix variance of $22.7 million was primarily due to declining markets over the prior year when dairy product prices were increasing. Also contributing to the gross profit decline were the $2.0 million unfavorable volume impact and $2.5 million in lower unrealized hedging gains compared to the same period in 2007.
Feed

	For the three months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$990.8	$722.8	37.1%
Gross profit	42.9	68.9	(37.7)%
Gross profit % of net sales	4.3%	9.5%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$250.7
Volume impact	18.1
Acquisitions and Divestitures	(0.8)

Total increase	$268.0
     The $250.7 million favorable pricing / mix variance was primarily due to the effect of commodity price increases, which increased sales in ingredients, livestock and lifestyle by $101.3 million, $93.7 million and $40.3 million respectively. Dairy feed and grass cattle accounted for the largest increases in the livestock category, and horse and companion animal feed accounted for the majority of the lifestyle increases. The favorable volume variance of $18.1 million was primarily due to volume improvements in direct ship ingredients and companion animal feeds. Favorable commodity prices as well as deteriorating forage conditions over the prior year have primarily driven this volume increase. These improvements were partially offset by volume declines in horse feed and declines in the livestock category, mainly dairy, grass cattle and swine feed.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$(1.1)
Volume impact	(0.7)
Acquisitions and Divestitures	0.2
Unrealized hedging	(24.4)

Total decrease	$(26.0)
     Gross profit decreased for the three months ended September 30, 2008 compared to the three months ended September 30, 2007 primarily due to unrealized hedging losses which were $24.4 million unfavorable for the three months ended September 30, 2008 as compared to the same period in 2007. The unfavorable margin / mix variance of $1.1 million was driven by dairy feed declining $4.9 million over the prior year due to higher ingredient costs, which was mostly offset by improvements in grass cattle feed and horse feed, $1.7 million and $1.2 million, respectively.

Seed

	For the three months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$44.6	$80.1	(44.3)%
Gross profit	9.9	14.6	(32.2)%
Gross profit % of net sales	22.2%	18.2%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$(0.1)
Volume impact	(35.4)

Total decrease	$(35.5)
     The negative $35.4 million volume variance is primarily due to an unfavorable corn variance of $45.8 million due to decreased acreage and higher than normal product returns. This decrease was partially offset by a $10.9 million increase in soybean volume due to increases in soybean plantings as producers shifted acreage away from corn.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$6.1
Volume impact	2.2
Unrealized hedging	(13.0)

Total decrease	$(4.7)
     The $6.1 million positive margin / product mix variance was driven by a $4.2 million increase in soybeans as the result of costing, $1.7 million increase in alfalfa due to an inventory reserve for Roundup Ready® Alfalfa in 2007. The $2.2 million positive volume variance was driven by higher soybeans partially offset by lower corn volume. These positive impacts were more than offset by a $13.0 million decrease in unrealized hedging compared with the prior year.
Layers

	For the three months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$135.5	$123.6	9.6%
Gross profit	2.4	21.3	(88.7)%
Gross profit % of net sales	1.8%	17.2%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$7.9
Volume impact	4.0

Total increase	$11.9
     The $7.9 million positive pricing / mix variance was primarily driven by higher egg prices for the three months ended September 30, 2008 compared to the same period in 2007. The average quoted price based on the Urner Barry Midwest Large market increased to $1.20 per dozen in 2008 compared to $1.18 per dozen in 2007. The $4.0 million favorable volume variance was mainly driven by marketing initiatives promoting specialty volume.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$(16.2)
Volume impact	0.5
Unrealized hedging	(3.2)

Total decrease	$(18.9)

     The decrease in gross profit was primarily driven by the negative $16.2 million margin / product mix impact. This unfavorability was due to higher prices for purchased eggs and feed costs for the three months ended September 30, 2008 compared to the same period in 2007. Unrealized hedging losses of $2.1 million compared to $1.1 million of unrealized hedging gains in the prior year, also contributed to the gross profit decrease.
Agronomy
     Net sales and gross profit for Agronomy include the results of our wholesale crop protection products business which was consolidated effective September 1, 2007 upon the repositioning of Agriliance. For further information, see the discussion under the caption “Overview — General.” The following analysis includes a comparison of the three month period ending September 30, 2008 compared to the one month period ending September 30, 2007 combined with the stand-alone net sales and gross profit of the wholesale crop protection products business for the three month period ending September 30, 2007 as previously reported in Agriliance’s financial results.
     Net Sales
     Net sales for the three months ended September 30, 2008 were $723.0 million. The combined net sales including the one month ending September 30, 2007 results for Land O’Lakes and the stand-alone crop protection products results for Agriliance were $277.7 million for the three months ending September 30, 2007. The $445.3 million increase in net sales was primarily related to sales from our crop protection products business to the Agriliance retail business, which was previously recorded as an intercompany transfer. Also contributing to the increase were improved sales in herbicides and fungicides, primarily due to increased pricing and volumes.
     Gross Profit
     Gross profit for the three months ended September 30, 2008 was $169.4 million. The combined gross profit including the one month ending September 30, 2007 results for Land O’Lakes and the stand-alone crop protection products results for Agriliance was $61.8 million. The $107.6 million increase in gross profit was primarily related to recognition of previously deferred vendor rebates of $73.7 million for the three months ending September 30, 2008 compared with $30.4 million for the three months ending September 30, 2007. Increased gross profit was also attributable to sales from our crop protection products business to the Agriliance retail business, which were previously recorded as intercompany transfers. Also contributing to the increase were higher prices and inventory appreciation in most product groups driven by higher demand for crop inputs across the business.
Nine months ended September 30, 2008 as compared to nine months ended September 30, 2007
Restatement of Financial Results
     As described in Overview — Restatement of Financial Results, the Company has restated its financial results for the nine months ended September 30, 2007 due to accounting errors primarily made by the Company’s Agriliance joint venture related to the recording of vendor rebates. The effects of the adjustments on the consolidated statements of operations for the nine months ended September 30, 2007 are as follows:

	Previously
	Reported	Effect of	Restated
	2007	Restatement	2007
	($ in millions)
Cost of sales	$5,765.2	$4.4	$5,769.6
Gross profit	573.7	(4.4)	569.3
Earnings from operations	129.8	(4.4)	125.4
Equity in earnings of affiliated companies	(58.0)	26.7	(31.3)
Earnings before income taxes	191.1	(31.1)	160.0
Income tax expense	34.6	(11.9)	22.7
Net earnings	156.6	(19.2)	137.4

Overview of Results

	For the nine months ended September 30,
			Increase
	2008	2007	(Decrease)
	($ in millions)
Net earnings	$212.0	$137.4	$74.6
     Increased net earnings were primarily driven by favorable margins in the Agronomy and Layers businesses, partially offset by a decline in Dairy Foods and Feed earnings. The higher earnings were partially offset by the gain on sale of Cheese & Protein International of $28.5 million and the $9.4 million gain on sale of investment related to Agronomy’s repositioning of crop nutrients which were both reflected in the nine months ended September 30, 2007.

Net sales	$9,449.2	$6,338.9	$3,110.3
     The increase in net sales was primarily due to the addition of $2,109.8 million in net sales due to the repositioning of the Agronomy investment which resulted in the consolidation of the crop protection products business in September 2007, and higher market prices across all segments. Net sales increased in Feed, Seed, Layers and Dairy Foods by $682.4 million, $180.3 million, $100.6 and $75.7 million, respectively. A discussion of net sales by business segment is found below under the caption “Net Sales and Gross Profit by Business Segment.”

Gross profit	$815.0	$569.3	$245.7
     Gross profit increased in the nine months ended September 30, 2008 primarily due to the addition of $273.2 million of gross profit related to the consolidation of the crop protection products business in September 2007. Improved market prices in Feed and Layers also contributed to the gross profit increase. More than offsetting these increases were lower Dairy markets. A discussion of gross profit by business segment is found below under the caption “Net Sales and Gross Profit by Business Segment.”

Selling, general and administrative expense	$558.6	$448.0	$110.6
     The increase in selling, general and administrative expense compared to the prior year was primarily due to the addition of $79.8 million of selling, general and administrative expenses due to the repositioning of the Agronomy investment which resulted in the consolidation of the crop protection products business in September 2007. Higher selling, general and administrative expenses in Feed and Layers also contributed to the increase.

Restructuring and impairment charges	$—	$1.7	$(1.7)
     During the nine months ended September 2007, Feed announced the closure of plants in Columbus, WI and in Leoti, KS, resulting in $0.5 million of restructuring and impairment charges. Seed incurred an impairment charge of $0.5 million in relation to the closing of a soybean facility in Vincent, IA and $0.2 million related to a software asset impairment. Layers incurred an impairment charge of $0.3 million for the closure of two farms.

Gain on insurance settlement	$4.0	$5.9	$(1.9)
     In 2007, the Company’s MoArk, LLC subsidiary experienced a fire at a facility located in Anderson, Missouri. Damage was extensive and caused operations to cease. Costs of repair or replacement of inventory, property, plant, and equipment were covered under the terms of applicable insurance policies, subject to deductibles. For the nine months ended September 30, 2008, the Company received $3.3 million of total insurance proceeds for the capital asset replacement and recorded a gain on insurance settlement of $2.0 million. Additionally, for the nine months ended September 30, 2008, the Company’s MoArk subsidiary received $2.0 million of total insurance proceeds related to the settlement of a fraud loss claim involving a former employee of a previously owned subsidiary during the years 2002 through 2004. The proceeds were recorded as a gain on insurance settlement.
     During the nine months ended September 30, 2007, Feed recorded a $5.9 million gain on insurance settlement related to a feed plant in Statesville, North Carolina that was destroyed by fire and was shut down in December 2005. The insured value of the property exceeded its net book value, and, for the nine months ended September 30, 2007, the Company recorded a gain on insurance settlement of $5.9 million.

Interest expense, net	$46.3	$33.5	$12.8
     The increase in interest expense compared to the prior year was primarily due to higher short-term borrowings related to the crop protection product business which was distributed to the Company in September, 2007 as a result of the Agronomy repositioning of Agriliance.

Equity in earnings of affiliated companies	$38.1	$31.3	$6.8

     Increased equity in earnings of affiliated companies is primarily related to increased earnings from Layers and Dairy Foods investments, partially offset by decreased earnings from Agriliance. In Layers, equity method investments had earnings of $16.2 million for the nine months ended September 30, 2008, compared to equity earnings of $7.3 million for the same period of 2007 primarily due to higher egg prices. Dairy Foods equity method investments had earnings of $4.8 million for the nine months ended September 30, 2008, compared to equity losses of $1.9 million for same period in 2007. Within Agronomy, results for the nine months ended September 30, 2008 included equity earnings from Agriliance of $11.2 million compared to equity earnings of $20.9 million for the same period of 2007. This decrease is primarily due to lower earnings attributable to the repositioning of the wholesale crop nutrients and crop protection products businesses in September 2007. A $10.0 million impairment charge for the write-down of certain retail distribution assets to their estimated fair values recorded by Agriliance in 2007 partially offsets the decline. A discussion of net earnings for Agriliance can be found under the caption “Overview — Unconsolidated Businesses.”

	For the nine months ended September 30,
			Increase
	2008	2007	(Decrease)
	($ in millions)
Income tax expense	$24.8	$22.7	$2.1
     Income tax expense for the nine months ended September 30, 2008 and September 30, 2007 resulted in an effective tax rate of 10.5% and 14.2%. As a cooperative, earnings from member business that meet certain requirements, known as “patronage income” are deductible from taxable income. The federal and state statutory rate applied to nonmember business activity was 38.3% for the nine month periods ended September 30, 2008 and 2007. Income tax expense and the difference between the effective tax rate and statutory tax rate vary each year based upon patronage business activity and the level of and profitability of nonmember business during each of the comparable years.
     Net Sales and Gross Profit by Business Segment
     Our reportable segments consist of business units that offer similar products and services and/or have similar customers. We have five segments: Dairy Foods, Feed, Seed, Layers and Agronomy.
Dairy Foods

	For the nine months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$3,070.4	$2,994.7	2.5%
Gross profit	163.7	220.3	(25.7)%
Gross profit % of net sales	5.3%	7.4%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$37.5
Volume impact	149.6
Acquisitions and divestitures	(111.4)

Total increase	$75.7
     The net sales increase in the nine months ended September 30, 2008 was primarily driven by a favorable volume variance of $149.6 million. Industrial operations, superspreads and consumer cheese volume increased $161.8 million, $11.5 million and $4.6 million, respectively, over the same period last year. The $161.8 million increase in industrial operations was primarily due to milk sales to our former Cheese & Protein International subsidiary. Foodservice and resale volume of bulk butter and cheese declined $18.9 million and $12.3 million, respectively. The favorable pricing / mix variance of $37.5 million was mainly due to rising average cheese market prices for the nine months ended September 30, 2008 of $0.24 per pound compared to the same period last year. The increase in market price caused net sales for foodservice, consumer cheese and superspreads to increase $52.3 million, $31.5 million, and $18.0 million respectively, compared to the same period last year. The acquisitions and divestitures category includes the effect of the sale of Cheese & Protein International in April 2007 which resulted in a decline in cheese sales.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$(50.4)
Volume impact	(0.2)
Unrealized hedging	3.2
Acquisitions and divestitures	(9.2)

Total decrease	$(56.6)

     The negative margin / mix variance of $50.4 million was primarily due to declining nonfat dry milk, whey and cheese markets in the current year versus rising markets in the prior year. In addition, the business experienced higher distribution expenses across all businesses due to rising fuel costs partially offset by pricing increases across all major businesses. The negative variance was partially offset by a $3.2 million increase in unrealized hedging gains compared to the same period in 2007. The acquisitions and divestitures category includes the effect of the sale of substantially all of CPI’s assets in April 2007.
Feed

	For the nine months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$2,858.3	$2,175.9	31.4%
Gross profit	218.5	205.5	6.3%
Gross profit % of net sales	7.6%	9.4%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$621.5
Volume impact	69.9
Acquisitions and divestitures	(9.0)

Total increase	$682.4
     The $621.5 million favorable pricing / mix variance was primarily due to the effect of commodity price increases, which increased sales in ingredients, livestock and lifestyle by $253.8 million, $229.3 million and $94.2 million, respectively. Dairy feed, grass cattle and swine feed sales accounted for the largest increases in the livestock category, and horse and companion animal feed accounted for the majority of the lifestyle increases. The favorable volume variance of $69.9 million was primarily due to volume improvements in direct ship ingredients, premix and companion animal feed. Favorable commodity prices as well as deteriorating forage conditions over the prior year have primarily driven this volume increase. These improvements were partially offset by declines in the livestock category, mainly feedlot, dairy and swine. The acquisition and divestiture category includes the impact of decreased sales due to the contribution of a Kansas facility to a feedlot joint venture in February 2007.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$39.2
Volume impact	0.1
Unrealized hedging	(26.4)
Acquisitions and divestitures	0.1

Total increase	$13.0
     Gross profit increased for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 primarily due to favorable ingredient cost positions partially offset by higher energy and distribution costs. The positive margin / mix variance of $39.2 million was primarily due to pricing improvement in relation to ingredient costs. Premix, ingredient, horse, dairy and swine margins improved $24.1 million, $6.9 million, $3.7 million, $3.1 million and $3.1 million, respectively. Unrealized hedging losses of $25.6 million compared to prior-year unrealized hedging gains of $0.8 million, offset a large portion of the margin favorability.
Seed

	For the nine months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$919.8	$739.5	24.4%
Gross profit	105.2	98.7	6.6%
Gross profit % of net sales	11.4%	13.3%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$108.6
Volume impact	71.7

Total increase	$180.3

     The $108.6 million pricing / mix variance was primarily related to a $81.7 million increase in corn sales due to increased triple stack trait sales and a $23.6 million increase in soybeans due to increased market prices. The $71.7 million favorable volume variance was primarily due to a $64.2 million increase in soybean volume growth due to an increase in acres planted.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$10.2
Volume impact	9.2
Unrealized hedging	(12.9)

Total increase	$6.5
     The $10.2 million positive margin / product mix variance was driven by a $5.1 million increase in corn due to increased sales of triple stack traited products, $1.2 million higher sunflower margins, $0.9 million for a new inoculation product line and $0.9 million higher margins in alfalfa due to a higher inventory reserve adjustment in 2007. The $9.2 million favorable volume variance was primarily due to a $9.7 million increase in soybeans due to a shift in acres planted. These positive impacts were offset by a $12.9 million increase in unrealized hedging losses compared with the prior year.
Layers

	For the nine months ended September 30,
($ in millions)	2008	2007	% change
Net sales	$455.2	$354.6	28.4%
Gross profit	59.1	47.9	23.4%
Gross profit % of net sales	13.0%	13.5%
Net Sales Variance

Increase
(decrease)
(In millions)
Pricing / product mix impact	$101.4
Volume impact	(0.8)

Total increase	$100.6
     The $101.4 million positive pricing / mix variance was primarily driven by higher egg prices for the nine months ended September 30, 2008 compared to the same period in 2007. The average quoted price based on the Urner Barry Midwest Large market increased to $1.35 per dozen in 2008 compared to $1.07 per dozen in 2007.
Gross Profit Variance

Increase
(decrease)
(In millions)
Margin / product mix impact	$16.3
Volume impact	(1.1)
Unrealized hedging	(4.0)

Total increase	$11.2
     The gross profit increase was primarily attributable to the increase in the average market price of eggs. Partially offsetting the impact of higher egg prices were higher feed and other input costs, $1.1 million due to volume declines and a $4.0 million increase in unrealized hedging losses for the nine months ended September 30, 2008 compared to the same period in 2007.
     Agronomy
     Net sales and gross profit for Agronomy include the results of our wholesale crop protection products business which was consolidated effective September 1, 2007 upon the repositioning of Agriliance. For further information, see the discussion under the caption “Overview — General.” The following analysis includes a comparison of the nine month period ending September 30, 2008 compared to the one month period ending September 30, 2007 combined with the stand-alone net sales and gross profit of the wholesale crop protection products business for the nine month period ending September 30, 2007 as previously reported in Agriliance’s financial results.
     Net Sales
     Net sales for the nine months ended September 30, 2008 were $2,203.8 million. The combined net sales including the one month ending September 30, 2007 for Land O’Lakes and the stand-alone crop protection products results for Agriliance for the nine months ended September 30, 2007 were $1,243.0 million. The $960.8 million increase in net sales was primarily related to sales from our crop protection products business to the Agriliance retail business, which were previously recorded as intercompany transfers and eliminated within Agriliance. Also contributing to the increase were improved sales in herbicides and fungicides, primarily due to increased demand.
     Gross Profit
     Gross profit for the nine months ended September 30, 2008 was $273.3 million. The combined gross profit including the one month ending September 30, 2007 results for Land O’Lakes and the stand-alone crop protection products results for Agriliance for the nine months ended September 30, 2007 was $87.2 million. The $186.1 million increase in gross profit was primarily related to higher prices and inventory appreciation in most product groups driven by stronger demand for crop inputs as customers looked to improve yields driven by higher commodity prices. Also contributing to the increase was the timing of formalizing $64.0 million in vendor rebates earlier in 2008 than in 2007, which resulted in earlier recognition in the Company’s consolidated financial statements. In addition, sales from our crop protection products business to the Agriliance retail business, which were previously recorded as intercompany transfers also resulted in increased gross profit. These increases were partially offset by returns reserves, increased distribution costs and a step up in inventory value as part of the purchase accounting adjustment.
Liquidity and Capital Resources
Overview
     We rely on cash from operations, borrowings under our bank facilities and other institutionally-placed debt as the main sources for financing working capital requirements, additions to property, plant and equipment as well as acquisitions and investments in joint ventures. Other sources of funding consist of a receivables securitization facility, leasing arrangements and the sale of non-strategic assets.
     Total long-term debt, including the current portion, was $581.2 million at September 30, 2008 compared to $593.4 million at December 31, 2007. The decrease was primarily due to debt repayments for borrowings of consolidated subsidiaries.
     Our primary sources of debt at September 30, 2008 include a $225.0 million revolving credit facility, of which $15.0 million was outstanding, a $400.0 million receivables securitization facility of which $400.0 million was outstanding, $175 million in 9.00% senior secured notes, $192.7 million in 8.75% senior unsecured notes and $190.7 million of 7.45% capital securities.
     At September 30, 2008, $22.5 million of our long-term debt, including $5.3 million of capital lease obligations, was attributable to MoArk. We do not provide any guarantees or support for MoArk’s debt. In addition, we had $0.3 million of other long-term debt at September 30, 2008.
     Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs. At September 30, 2008, we had available cash and cash equivalents on hand of $28.8 million. Total equities at September 30, 2008 were $1,127.2 million.
Our total liquidity is as follows:

	As of	As of	As of
	September 30,	September 30,	December 31,
	2008	2007	2007
	($ in millions)
Cash and cash equivalents	$28.8	$54.1	$116.8
Availability on revolving credit facility	176.7	196.0	196.0
Availability on receivable securitization program	—	20.0	230.0
Availability on MoArk revolving credit facility	40.0	40.0	40.0

Total liquidity	$245.5	$310.1	$582.8
     We expect that funds from operations and available borrowings under our revolving credit facility and receivables securitization facility will provide sufficient working capital to operate our business, to make expected capital expenditures and to meet liquidity requirements for at least the next twelve months.
Cash Flows
Restatement of Financial Results
     As described in Overview — Restatement of Financial Results, the Company has restated its financial results for the three and nine months ended September 30, 2007, due to accounting misstatements made by the Company’s Agriliance joint venture related to the recording of vendor rebates. The effects of the adjustments on the consolidated statement of cash flows for the nine months ended September 30, 2007 are as follows:

	Previously
	Reported	Effect of	Restated
	2007	Restatement	2007
	($ in millions)
Net earnings	$156.6	$(19.2)	$137.4
Deferred income tax benefit	(17.9)	(11.9)	(29.8)
Equity in earnings of affiliated companies	(58.0)	26.7	(31.3)
Change in receivables	(190.0)	4.4	(185.6)
     The following tables summarize the key elements in our cash flows for the following periods:
Operating Activities

	For the Nine Months Ended
	September 30,
	2008	2007
	($ in millions)
Net earnings	$212.0	$137.4
Adjustments to reconcile net earnings to net cash used by operating activities	78.4	(6.3)
Changes in current assets and liabilities, net of acquisitions and divestitures	(489.3)	(163.8)

Net cash used by operating activities	$(198.9)	$(32.7)
     Net cash used by operating activities increased $166.2 million in the nine months ended September 30, 2008 compared to the same period in 2007. Although net earnings increased by $74.6 million in the nine months ended September 30, 2008 compared to the same period in 2007, that increase was more than offset by the increased working capital requirements of $325.5 million. The increased working capital requirements are primarily related to seasonal requirements for the Agronomy crop protection products business, which was distributed to the Company as part of the Agronomy repositioning in September 2007.
Investing Activities

	For the Nine Months Ended
	September 30,
	2008	2007
	($ in millions)
Additions to property, plant and equipment	$(120.5)	$(62.3)
Acquisitions, net of cash acquired	(9.0)	(2.9)
Investments in affiliates	(50.9)	(216.6)
Distributions from investments in affiliated companies	8.8	—
Net settlement on repositioning investment in joint venture	—	(133.5)
Net proceeds from divestiture of businesses	—	212.1
Proceeds from sale of investments	0.1	0.5
Proceeds from sale of property, plant and equipment	5.6	5.1
Insurance proceeds for replacement assets	5.3	8.6
Changes in notes receivable	(11.6)	(18.2)
Other	3.0	(0.7)

Net cash used by investing activities	$(169.2)	$(207.9)
     Net cash used by investing activities decreased $38.7 million for the nine months ended September 30, 2008 compared to the same period from the prior year. In the nine months ended September 30, 2008, spending on property, plant and equipment increased $58.2 million, while investments in affiliates decreased $165.7 million. However, in 2007, significantly higher spending occurred as a result of the $133.5 million of net settlement on the repositioning of the CPP assets from Agriliance, $215.9 million of additional capital to Agriliance to pay down debt and to support working capital requirements, partially offset by $211.9 million of net proceeds received from the divestiture of substantially all the assets related to the Company’s Cheese & Protein International subsidiary.
     We expect total capital expenditures to be approximately $140 million in 2008. Of such amount, we currently estimate that a minimum range of $40 million to $50 million of ongoing maintenance capital expenditures will be required.

Financing Activities

	For the Nine Months Ended
	September 30,
	2008	2007
	($ in millions)
Increase in short-term debt, net	$388.7	$282.6
Proceeds from issuance of long-term debt	0.5	5.5
Principal payments on long-term debt	(14.1)	(36.9)
Payments for redemption of member equities	(94.9)	(36.2)
Other	(0.1)	(0.1)

Net cash provided by financing activities	$280.1	$214.9
     Net cash provided by financing activities increased $65.2 million for the nine months ended September 30, 2008 compared to the same period from the prior year. The change is primarily due to increased short term borrowings of $106.1 million on the securitization and revolving credit facilities, which were used to partially fund the current working capital requirements and a reduction in principal payments on long-term debt of $22.8 million. These were partially offset by $58.7 million of increased payments for the redemption of member equities.
Principal Debt Facilities
     We maintain a $225.0 million, five-year secured revolving credit facility. Under this facility, lenders have committed to make advances and issue letters of credit until August 2011. Borrowings bear interest at a variable rate (either LIBOR or an Alternative Base Rate) plus an applicable margin. The margin is tied to the Company’s leverage ratio. Based on our leverage ratio at the end of September 2008, the LIBOR margin for the revolving credit facility was 87.5 basis points and the spread for the Alternative Base Rate was 20 basis points. LIBOR may be set for one, two, three or six month periods at our election. There was $15.0 million and $0 outstanding on our revolving credit facility at September 30, 2008 and December 31, 2007, respectively.
     We also maintain a five-year receivables securitization facility, which matures in 2011, to finance short-term borrowing needs. On March 13, 2008, the Company completed an amendment to its existing five-year receivables securitization facility arranged by CoBank ACB. The amendment increased the facility’s drawing capacity from $300.0 million to $400.0 million. The increased capacity under the facility is being used to finance incremental working capital requirements arising from the crop protection products business and higher commodity price levels in our other businesses. Land O’Lakes and certain wholly owned consolidated entities sell Dairy Foods, Feed, Seed, Agronomy and certain other receivables to LOL SPV, LLC, a wholly owned special purpose entity (“the SPE”). The Company sells the receivables to the SPE in order to obtain financing for its short-term borrowing needs. Under this facility, the SPE enters into borrowings with CoBank, which are effectively secured solely by the SPE’s receivables. The SPE has its own separate creditors that are entitled to be satisfied out of the assets of the SPE prior to any value becoming available to the Company. The effective cost of the facility is LIBOR plus 87.5 basis points. The SPE does not meet the definition of a qualified special purpose entity, and the assets and liabilities of the SPE are fully consolidated in the Company’s consolidated financial statements. The SPE’s receivables were $773.6 million and $732.0 million at September 30, 2008 and December 31, 2007, respectively. At September 30, 2008, there was $400.0 million outstanding, and $0.0 was available under this facility. At December 31, 2007, there was $70.0 million outstanding, and $230 million was available under this facility.
     In December 2003, we issued $175 million of senior secured notes that mature on December 15, 2010. Proceeds from the issuance were used to make prepayments on the Company’s term loans. These notes bear interest at a fixed rate of 9.00% per annum, payable on June 15 and December 15 each year. The notes became callable in December 2007 at a redemption price of 104.5%. In December 2008, the redemption price will be 102.25%. The notes are callable at par beginning in December 2009. The balance outstanding for these notes at September 30, 2008 was $175 million.
     In November 2001, we issued $350 million of senior unsecured notes that mature on November 15, 2011. These notes bear interest at a fixed rate of 8.75% per annum, payable on May 15 and November 15 each year. The notes became callable in November 2006 at a redemption price of 104.375%. In November 2007, the redemption price declined to 102.917% and in November 2008, the redemption price declined to 101.458%. The notes are callable at par beginning in November 2009. In September 2005, $3.8 million of these notes were tendered in accordance with the terms of the indentures of the notes, which required a par offer in August 2005 as a result of receiving cash proceeds from the sale of our investment in CF Industries. In November 2005, we completed a “modified Dutch Auction” cash tender for these notes and purchased $149.7 million in aggregate principal amount of the notes at a purchase price of $1,070 per $1,000 principal amount. In April 2007, upon receipt of the proceeds related to the sale of substantially all the assets related to our Cheese & Protein International LLC subsidiary, we launched a par offer in accordance with the terms of the indentures governing these notes and $2.7 million of notes were tendered. In addition to the modified Dutch Auction, we, or our affiliates, are permitted by the indentures governing our 8.75% senior unsecured notes and our 9.00% senior secured notes to make open market purchases of such notes, and at such terms and at such prices as we or our affiliates may determine. As such, in August 2007, an additional $1.1 million of our 8.75% notes were purchased. The balance outstanding for these notes at September 30, 2008 was $192.7 million.

     In 1998, Capital Securities in an amount of $200 million were issued by our trust subsidiary, and the net proceeds were used to acquire a junior subordinated note of Land O’Lakes. The holders of the securities are entitled to receive dividends at an annual rate of 7.45% until the securities mature in 2028. The payment terms of the Capital Securities correspond to the payment terms of the junior subordinated debentures, which are the sole asset of the trust subsidiary. Interest payments on the debentures can be deferred for up to five years, and the obligations under the debentures are junior to all of our debt. At September 30, 2008, the outstanding balance of Capital Securities was $190.7 million.
     The credit agreements relating to the revolving credit facility and the indentures relating to the 8.75% senior unsecured notes and the 9.00% senior secured notes impose certain restrictions on us, including restrictions on our ability to incur indebtedness, make payments to members, make investments, grant liens, sell our assets and engage in certain other activities. In addition, the credit agreement relating to the revolving credit facility requires us to maintain certain interest coverage and leverage ratios. Land O’Lakes debt covenants were all satisfied as of September 30, 2008.
     The Company believes that it has complied with the applicable terms of its principal debt facilities by filing this Form 12b-25 and supplying unaudited financial statements as of, and for the three and nine months ended September 30, 2008 to its lenders under its revolving credit facility. If, due to the issues associated with the MoArk audit, the Company is unable to submit audited annual financial statements within the time requirements, including any cure periods, of its revolving credit facility, then an event of default could occur unless a covenant waiver or an amendment is obtained. The revolving credit facility provides that the Company must deliver audited annual financial statements, within ninety (90) days of the end of its fiscal year, subject to a thirty (30) day cure period. Any such default, if not cured or waived, may have a materially adverse affect on our liquidity and financial condition.
     Indebtedness under the revolving credit facility is secured by substantially all of the material assets of Land O’Lakes and its wholly owned domestic subsidiaries (other than MoArk, LLC, LOL Finance Co., LOLFC, LLC (a subsidiary of LOL Finance Co.) and LOL SPV, LLC,) including real and personal property, inventory, accounts receivable (other than those receivables which have been sold in connection with our receivables securitization), intellectual property and other intangibles. Indebtedness under the revolving credit facility is also guaranteed by our wholly owned domestic subsidiaries (other than MoArk, LLC, LOL Finance Co., LOLFC, LLC, and LOL SPV, LLC). The 9.00% senior notes are secured by a second lien on essentially all of the assets which secure the revolving credit agreement, and are guaranteed by the same entities. The 8.75% senior notes are unsecured but are guaranteed by the same entities that guarantee the obligations under the revolving credit facility.
     MoArk has a $40 million revolving credit facility, which is subject to a borrowing base limitation and matures June 1, 2009. Borrowings under the revolving credit facility were $0 at both September 30, 2008 and December 31, 2007. The revolving credit facility is subject to certain debt covenants, which were all satisfied as of September 30, 2008. The facility is not guaranteed by Land O’Lakes, nor is it secured by our assets. MoArk had outstanding notes and term loans of $17.2 million and $29.5 million as of September 30, 2008 and December 31, 2007, respectively. The decline in MoArk’s long-term debt was primarily due to payments on various term notes from cash provided by operations.
Capital Leases
     MoArk had capital leases at September 30, 2008 of $5.3 million for land, buildings, machinery and equipment at various locations. The interest rates on the capital leases range from 6.00% to 8.25% with a weighted average rate of 7.00%. The weighted average term until maturity is three years. Land O’Lakes does not provide any guarantees or support for MoArk’s capital leases.
Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value and expanded disclosures concerning fair value. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. Effective January 1, 2008, the Company partially adopted SFAS 157, which did not have a material impact on the consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans in their consolidated balance sheets and recognize as a component of other comprehensive income, net of income tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS 158 also requires the funded status of a plan to be measured as of the date of the year-end statement of financial position and requires additional disclosures in the notes to consolidated financial statements. This pronouncement was adopted effective December 31, 2007. The measurement date aspect of the pronouncement is effective for fiscal years ending after December 15, 2008 and the Company will adopt that provision of SFAS 158 effective December 31, 2008.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This statement provides companies an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective January 1, 2008 and the Company has elected not to measure any financial instruments or certain other items at fair value.
     In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FIN 39-1”). FIN 39-1 permits companies that enter into master netting arrangements to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or obligation to return cash collateral. The Company has master netting arrangements for its exchange traded futures and options contracts. When the Company enters into a futures or options contract, an initial margin deposit may be required by the broker. The amount of the margin deposit varies by the commodity. If the market price of a futures or options contract moves in a direction that is adverse to the Company’s position, an additional margin deposit, called a maintenance margin, is required. Upon adoption of FIN 39-1 on January 1, 2008, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements with the right to reclaim cash collateral or obligation to return cash collateral. The adoption of FIN 39-1 did not have an impact on the Company’s financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value.” The statement applies to all business combinations, including combinations among mutual enterprises. SFAS 141(R) requires all business combinations to be accounted for by applying the acquisition method and is effective for periods beginning on or after December 15, 2008, with early adoption prohibited. The Company is currently assessing the impact of adopting SFAS 141(R) and will cease amortizing goodwill created as a result of business combinations between mutual enterprises.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment to ARB No. 51” (“SFAS 160”). The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the reclassification of noncontrolling interests, also referred to as minority interest, to the equity section of the consolidated balance sheet presented upon adoption. This pronouncement is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 160 and does not expect this statement to have a material impact on its consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities — an amendment to FASB Statement No. 133,” (“SFAS 161”), which expands quarterly and annual FASB 133 disclosure requirements regarding an entity’s derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS 161. The Company does not expect this statement to have a material impact on its consolidated financial statements.
     In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of adopting FSP 142-3 and does not expect it to have a material impact on its consolidated financial statements.
Critical Accounting Policies
     Our significant accounting policies are described in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007. The accounting policies used in preparing our interim 2008 consolidated financial statements are the same as those described in our Form 10-K.
Quantitative and Qualitative Disclosures About Market Risk
     For the nine months ended September 30, 2008 the Company did not experience significant changes in market risk exposures that materially affect the quantitative and qualitative disclosures presented in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

E. UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
The Company’s independent registered public accounting firm has not completed its review of the following financial information.
LAND O’LAKES, INC.
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Unaudited)
	($ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$28,835	$116,839
Receivables, net	1,419,731	1,006,707
Inventories	1,094,239	964,515
Prepaid expenses	38,975	856,033
Other current assets	116,877	76,178

Total current assets	2,698,657	3,020,272

Investments	329,874	303,978
Property, plant and equipment, net	616,054	551,752
Goodwill, net	316,789	318,224
Other intangibles, net	117,008	119,167
Other assets	136,405	118,438

Total assets	$4,214,787	$4,431,831

LIABILITIES AND EQUITIES
Current liabilities:
Notes and short-term obligations	$531,225	$132,170
Current portion of long-term debt	2,371	3,082
Accounts payable	1,167,287	1,150,353
Customer advances	11,397	926,240
Accrued liabilities	478,565	339,576
Patronage refunds and other member equities payable	50,976	28,065

Total current liabilities	2,241,821	2,579,486

Long-term debt	578,805	590,288
Employee benefits and other liabilities	248,505	223,714
Minority interests	18,497	6,175
Commitments and contingencies

Equities:
Capital stock	1,644	1,701
Member equities	968,704	937,126
Accumulated other comprehensive loss	(61,052)	(61,931)
Retained earnings	217,863	155,272

Total equities	1,127,159	1,032,168

Total liabilities and equities	$4,214,787	$4,431,831

See accompanying notes to consolidated financial statements.

LAND O’LAKES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
		(Restated)		(Restated)
	($ in thousands)
Net sales	$2,864,339	$2,134,573	$9,449,203	$6,338,872
Cost of sales	2,611,510	1,972,285	8,634,179	5,769,618

Gross profit	252,829	162,288	815,024	569,254

Selling, general and administrative	200,872	158,194	558,560	448,047
Restructuring and impairment	—	32	41	1,721
Gain on insurance settlement	(4,032)	—	(4,032)	(5,941)

Earnings from operations	55,989	4,062	260,455	125,427

Interest expense, net	13,531	9,794	46,253	33,514
Other (income) expense, net	—	(9,383)	12	(37,679)
Equity in earnings of affiliated companies	(13,541)	(10,317)	(38,099)	(31,313)
Minority interest in earnings of subsidiaries	3,870	286	15,553	872

Earnings before income taxes	52,129	13,682	236,736	160,033
Income tax expense	4,220	8,443	24,759	22,666

Net earnings	$47,909	$5,239	$211,977	$137,367

Applied to:

Member equities

Allocated patronage	$19,431	$(2,069)	$147,568	$98,792
Deferred equities	(1,893)	(206)	679	4,678

	17,538	(2,275)	148,247	103,470
Retained earnings	30,371	7,514	63,730	33,897

	$47,909	$5,239	$211,977	$137,367

See accompanying notes to consolidated financial statements.

LAND O’LAKES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Nine Months Ended
	September 30,
	2008	2007
		(Restated)
	($ in thousands)
Cash flows from operating activities:
Net earnings	$211,977	$137,367
Adjustments to reconcile net earnings to net cash used by operating activities:
Depreciation and amortization	67,520	61,514
Amortization of deferred financing costs	1,576	1,727
Bad debt expense	5,562	2,334
Proceeds from patronage revolvement received	1,777	3,133
Non-cash patronage income	(4,177)	(1,462)
Insurance recovery – business interruption	—	4,551
Deferred income tax benefit	(16,448)	(29,807)
Increase in other assets	(2,271)	(2,057)
Increase (decrease) in other liabilities	21,397	(715)
Restructuring and impairment	41	1,721
Gain on divestiture of businesses	—	(28,474)
Loss (gain) on sale of investments	12	(9,205)
Gain on insurance settlement	(4,032)	(5,941)
Equity in earnings of affiliated companies	(38,099)	(31,313)
Dividends from investments in affiliated companies	32,652	27,020
Minority interests	15,553	872
Other	(2,697)	(218)
Changes in current assets and liabilities, net of acquisitions and divestitures:
Receivables	(411,460)	(185,641)
Inventories	(107,278)	(150,118)
Prepaids and other current assets	810,225	305,287
Accounts payable	11,421	210,550
Customer advances	(933,016)	(410,611)
Accrued liabilities	140,867	66,824

Net cash used by operating activities	(198,898)	(32,662)
Cash flows from investing activities:
Additions to property, plant and equipment	(120,533)	(62,309)
Acquisitions, net of cash acquired	(9,040)	(2,930)
Investments in affiliates	(50,860)	(216,555)
Distributions from investments in affiliated companies	8,824	—
Net settlement on repositioning investment in joint venture	—	(133,539)
Net proceeds from divestiture of businesses	—	212,101
Proceeds from sale of investments	49	475
Proceeds from sale of property, plant and equipment	5,581	5,068
Insurance proceeds for replacement assets	5,321	8,635
Change in notes receivable	(11,606)	(18,193)
Other	3,049	(606)

Net cash used by investing activities	(169,215)	(207,853)
Cash flows from financing activities:
Increase in short-term debt	388,685	282,634
Proceeds from issuance of long-term debt	496	5,500
Principal payments on long-term debt	(14,138)	(36,856)
Payments for redemption of member equities	(94,896)	(36,213)
Other	(38)	(156)

Net cash provided by financing activities	280,109	214,909

Net decrease in cash and cash equivalents	(88,004)	(25,606)
Cash and cash equivalents at beginning of the period	116,839	79,707

Cash and cash equivalents at end of the period	$28,835	$54,101

Supplementary Disclosure of Cash Flow Information
Cash paid during periods for:
Interest	$46,812	$39,538
Income taxes	57,541	48,294
See accompanying notes to consolidated financial statements.

LAND O’LAKES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands in tables)
(Unaudited)
1. Summary of Significant Accounting Policies
     The consolidated financial statements include the accounts of Land O’Lakes, Inc. (the “Company”) and wholly owned and majority-owned subsidiaries. The effects of intercompany transactions have been eliminated. The unaudited consolidated financial statements reflect, in the opinion of the Company’s management, all normal, recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full year because of, among other things, the seasonal nature of our businesses. The statements are condensed and therefore do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2007 included in our Form 10-K.
     During the three months ended September 30, 2008, the Company became aware of previously undetected errors to the consolidated financial statements relating to the first and second quarters of 2008. The Company’s management assessed the materiality of the errors in relation to prior quarters to be immaterial and therefore corrected the errors within the September 30, 2008 consolidated financial statements. The effect of correcting these errors within the September 30, 2008 consolidated financial statements resulted in an increase to third quarter pretax earnings of $3.4 million. Additionally, in the three months ended September 30, 2008, the Company corrected previously known errors to the consolidated financial statements relating to the first and second quarters of 2008, which resulted in an increase to third quarter pretax earnings of $1.2 million.
     Certain reclassifications have been made to the 2007 consolidated financial statements to conform to the 2008 presentation. Specifically, liabilities for deferred compensation plans of $21.3 million and $2.1 million have been reclassified from long-term debt and current portion of long-term debt to employee benefits and other liabilities and accrued liabilities, respectively. The Company has reflected these changes in the December 31, 2007 consolidated balance sheet and the nine month period ended September 30, 2007 consolidated statement of cash flows. These reclassifications had no effect on the total assets, total liabilities or total equities of the December 31, 2007 consolidated balance sheet. However, a $2.1 million change in deferred compensation balances has been reclassified from financing activities to operating activities in the 2007 consolidated statement of cash flows. These reclassifications had no effect on previously reported gross profit or net earnings.
Recent Accounting Pronouncements
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value and expanded disclosures concerning fair value. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements. Effective January 1, 2008, the Company partially adopted SFAS 157, which did not have a material impact on the consolidated financial statements. See Note 11 for further information.
     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans in their consolidated balance sheets and recognize as a component of other comprehensive income, net of income tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS 158 also requires the funded status of a plan to be measured as of the date of the year-end statement of financial position and requires additional disclosures in the notes to consolidated financial statements. This pronouncement was adopted effective December 31, 2007. The measurement date aspect of the pronouncement is effective for fiscal years ending after December 15, 2008 and the Company will adopt that provision of SFAS 158 effective December 31, 2008.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This statement provides companies an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS 159 will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 was effective January 1, 2008 and the Company has elected not to measure any financial instruments or certain other items at fair value.
     In April 2007, the FASB issued Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FIN 39-1”). FIN 39-1 permits companies that enter into master netting arrangements to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or obligation to return cash collateral. The Company has master netting arrangements for its exchange traded futures and options contracts. When the Company enters into a futures or options contract, an initial margin deposit may be required by the broker. The amount of the margin deposit varies by the commodity. If the market price of a futures or options contract moves in a direction that is adverse to the Company’s position, an additional margin deposit, called a maintenance margin, is required. Upon adoption of FIN 39-1 on January 1, 2008, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements with the right to reclaim cash collateral or obligation to return cash collateral. The adoption of FIN 39-1 did not have an impact on the Company’s financial position, results of operations or cash flows.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value.” The statement applies to all business combinations, including combinations among mutual enterprises. SFAS 141(R) requires all business combinations to be accounted for by applying the acquisition method and is effective for periods beginning on or after December 15, 2008, with early adoption prohibited. The Company is currently assessing the impact of adopting SFAS 141(R) and will cease amortizing goodwill created as a result of business combinations between mutual enterprises.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – An Amendment to ARB No. 51” (“SFAS 160”). The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 requires the reclassification of noncontrolling interests, also referred to as minority interest, to the equity section of the consolidated balance sheet presented upon adoption. This pronouncement is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of adopting SFAS 160 and does not expect this statement to have a material impact on its consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133,” (“SFAS 161”), which expands quarterly and annual FASB 133 disclosure requirements regarding an entity’s derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of adopting SFAS 161. The Company does not expect this statement to have a material impact on its consolidated financial statements.
     In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This pronouncement requires enhanced disclosures concerning a company’s treatment of costs incurred to renew or extend the term of a recognized intangible asset. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact of adopting FSP 142-3 and does not expect it to have a material impact on its consolidated financial statements.
Accounting Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include, but are not limited to, allowance for doubtful accounts, sales returns and allowances, vendor rebates receivable, asset impairments, valuation of goodwill and unamortized other intangible assets, tax contingency reserves, deferred tax valuation allowances, trade promotion and consumer incentives, and assumptions related to pension and other post-retirement plans.
2. Non-reliance on Previously Issued Financial Statements
     On August 8, 2008, the Company determined that its Annual Report on Form 10-K for the year ended December 31, 2007, contained an error. The error relates to a material error in MoArk LLC’s (“MoArk”) consolidated financial statements that are included in the Company’s Form 10-K for the choice of accounting treatment applied to a real estate transaction during the 2005 fiscal year. The Company’s Audit Committee and its management discussed and consulted with KPMG LLP (“KPMG”), the Company’s and MoArk’s registered independent public accounting firm, with respect to this matter. MoArk’s management also discussed this matter with its predecessor independent public accounting firm, Moore Stephens Frost (“MSF”), since MSF provided the auditors’ report on MoArk’s 2005 audited consolidated financial statements referenced by KPMG in KPMG’s auditors’ report on the Company’s 2005 consolidated financial statements. MSF has not issued an auditors’ report on MoArk’s restated 2005 financial statements. Accordingly, KPMG has withdrawn its auditors’ report on the Company’s 2005 to 2007 consolidated financial statements since KPMG is no longer able to reference MSF’s auditors’ report on MoArk’s audited financial statements. As a result of these actions, the Company’s Audit Committee has concluded that the Company’s 2007 Form 10-K should not be relied on.

     On November 10, 2008, KPMG informed the Company that it was unable to complete its audit of MoArk’s financial statements primarily due to inadequate books and records related to the formation of MoArk and acquisitions completed by MoArk and its subsidiaries. Specifically, KPMG noted that MoArk’s records were incomplete primarily with respect to the original capital contributions and the subsequent purchase price allocations related to the acquisitions and it was, therefore, unable to perform adequate audit procedures related to certain of MoArk’s transactions in accounts, including, but not limited to, goodwill and working capital balances. The Company is currently evaluating the potential ramifications of this issue and is exploring other options pursuant to which an audit of MoArk’s financial statements could be completed.
3. Restatement of Prior Years’ Consolidated Financial Statements
     In March 2008, the Company became aware of previously undetected misstatements within the financial statements of Agriliance LLC (“Agriliance”), a 50%-owned joint venture. The Company accounts for its investment in Agriliance under the equity method of accounting. For Agriliance’s years ended August 31, 2003 through 2007, Agriliance misapplied Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). Agriliance estimated vendor rebates earned for certain vendor programs based on, among other things, long-term agreements, prior historical rebate amounts and current negotiations with vendors, and then recorded the rebates throughout the program year as product was purchased and/or sold. Certain of these arrangements with vendors were not executed until various times during the vendor’s crop year program. In accordance with EITF 02-16, rebates are to be recorded as earned when evidence of a binding arrangement exists (which in most cases is either a signed agreement between the Company and the vendor or published vendor rebate programs) or in the absence of such arrangements, when cash is received.
     Agriliance has restated its financial statements for the periods in which the misstatements occurred. Although Land O’Lakes consolidated annual financial statements for the periods ended December 31, 2006 and 2005 were not considered materially misstated during the periods in which the misstatements occurred, the Company’s quarterly financial results for the periods ending March 31, June 30, and September 30, 2007 and 2006, were deemed materially misstated. The Company has restated its quarterly operating results with respect to the misstatements for the three months ended March 31, 2007 in its March 31, 2008 Form 10-Q, has restated its quarterly operating results with respect to the misstatements for the three and six months ended June 30, 2007 in its June 30, 2008 Form 10-Q and has restated its quarterly operating results with respect to the misstatements for the three and nine months ended September 30, 2007 herein. Immaterial adjustments to the Company’s annual consolidated financial statements related to recording its share of Agriliance’s misstatements were presented in the Company’s December 31, 2007 Form 10-K filing. The misstatements had no impact on the Company’s cash flows.

     The effects of the restatement on the Company’s consolidated statements of operations for the three and nine months ended September 30, 2007 are as follows:

	For the three months ended September 30,			For the nine months ended September 30,
	Previously			Previously
	Reported	Effect of	Restated	Reported	Effect of	Restated
	2007	Restatement	2007	2007	Restatement	2007
Cost of sales	$1,967,905	$4,380	$1,972,285	$5,765,238	$4,380	$5,769,618
Gross profit	166,668	(4,380)	162,288	573,634	(4,380)	569,254
Earnings from operations	8,442	(4,380)	4,062	129,807	(4,380)	125,427
Equity in losses (earnings) of affiliated companies	7,075	(17,392)	(10,317)	(58,044)	26,731	(31,313)
Earnings before income taxes	670	13,012	13,682	191,144	(31,111)	160,033
Income tax expense	3,466	4,977	8,443	34,566	(11,900)	22,666
Net (loss) earnings	(2,796)	8,035	5,239	156,578	(19,211)	137,367
     The effects of the restatement on the Company’s consolidated statement of cash flows for the nine months ended September 30, 2007 are as follows:

	For the nine months ended September 30
	Previously
	Reported	Effect of	Restated
	2007	Restatement	2007
Net earnings	$156,578	$(19,211)	$137,367
Deferred income tax benefit	(17,907)	(11,900)	(29,807)
Equity in earnings of affiliated companies	(58,044)	26,731	(31,313)
Change in receivables	(190,021)	4,380	(185,641)
4. Receivables
     A summary of receivables is as follows:

	September 30,	December 31,
	2008	2007
Trade accounts	$954,737	$834,070
Notes and contracts	99,049	92,207
Vendor rebates	284,488	26,050
Other	103,919	68,730

	1,442,193	1,021,057
Less allowance for doubtful accounts	(22,462)	(14,350)

Total receivables, net	$1,419,731	$1,006,707

     A substantial portion of the Company’s receivables is concentrated in agriculture as well as in the wholesale and retail food industries. Collection of receivables may be dependent upon economic returns in these industries. The Company’s credit risks are continually reviewed and management believes that adequate provisions have been made for doubtful accounts.
     The Company operates a wholly owned subsidiary that provides operating loans and facility financing to farmers and livestock producers. These loans, which relate primarily to dairy, swine, cattle and other livestock production and are secured by real estate, equipment and livestock, are presented as notes and contracts for the current portion and as other assets for the non-current portion. Total notes and contracts were $139.2 million at September 30, 2008 and $126.2 million at December 31, 2007 of which $82.1 million and $75.4 million, respectively, was the current portion included in the table above.
     Vendor rebate receivables are primarily from seed and chemical suppliers.  Rebate receivables can vary significantly quarter over quarter due to the timing of recording estimated rebates in accordance with EITF 02-16 and the timing of cash receipts.
5. Inventories
     A summary of inventories is as follows:

	September 30,	December 31,
	2008	2007
Raw materials	$224,518	$190,586
Work in process	2,542	5,058
Finished goods	867,179	768,871

Total inventories	$1,094,239	$964,515

6. Investments
     A summary of investments is as follows:

	September 30,	December 31,
	2008	2007
Agriliance LLC	$186,870	$150,945
Ag Processing Inc.	35,391	32,832
Advanced Food Products, LLC	32,571	34,287
Delta Egg Farm, LLC	10,722	7,579
Universal Cooperatives, Inc.	7,908	7,802
Melrose Dairy Proteins, LLC	7,538	3,856
CoBank, ACB	4,892	4,396
Prairie Farms Dairy, Inc.	3,571	3,518
Agronomy Company of Canada Ltd.	—	21,909
Other – principally cooperatives and joint ventures	40,411	36,854

Total investments	$329,874	$303,978

     During the nine months ended September 30, 2008, the Company reclassified its Agronomy Company of Canada Ltd investment to assets held for sale presented as other current assets in the consolidated balance sheet.
     As of September 30, 2008, the Company had a 50-percent voting interest in numerous joint ventures, including Agriliance LLC. Summarized financial information for Agriliance LLC as of September 30, 2008 and December 31, 2007 and for the three and nine months ended September 30, 2008 and 2007 is as follows:

	For the three	For the three
	months ended	months ended
	September 30,	September 30,
	2008	2007
Net sales	$189,406	$586,539
Gross profit	46,715	111,969
Net earnings	14,774	6,357

	For the nine	For the nine
	months ended	months ended
	September 30,	September 30,
	2008	2007
Net sales	$845,755	$3,234,554
Gross profit	131,724	330,271
Net earnings	22,466	41,710

	September 30,	December 31,
	2008	2007
Current assets	$474,505	$696,332
Non-current assets	21,741	66,099
Current liabilities	110,113	426,674
Non-current liabilities	12,367	33,867
Total equity	373,766	301,890
     For the nine months ended September 30, 2008, the Company and joint venture partner, CHS Inc. (“CHS”), each contributed $50.0 million to Agriliance LLC (“Agriliance”) for purposes of funding seasonal working capital requirements, since Agriliance’s credit facilities have been retired. In addition, Agriliance distributed $16.6 million of net assets to the Company and CHS comprising of partial interests in four joint ventures. The Company then purchased the net assets distributed to CHS for $8.3 million. See Note 17 for further information.
     For the three and nine months ended September 30, 2008, the Company received a $20.0 million dividend distribution from Agriliance and for the nine months ended June 30, 2007, the Company received $19.6 million of dividend distributions from Agriliance.
     For the three and nine months ended September 30, 2007, Agriliance recorded a $20.0 million impairment charge for the write-down of certain retail distribution assets to their estimated fair values.

7. Goodwill and Other Intangible Assets
Goodwill
     The carrying amount of goodwill by segment is as follows:

	September 30,	December 31,
	2008	2007
Feed	$127,109	$127,404
Dairy Foods	68,757	69,451
Layers	57,929	58,280
Agronomy	52,303	52,371
Seed	10,691	10,718

Total goodwill	$316,789	$318,224

     The decrease in goodwill was primarily due to the effect of $2.3 million and $5.9 million, respectively, of goodwill amortization for the three and nine months ended September 30, 2008, associated with business combinations between mutual enterprises. The estimated amortization expense related to goodwill for the next five years is expected to be zero upon adoption of SFAS 141(R) on January 1, 2009. See Note 1 for further information.
Other Intangible Assets
     A summary of other intangible assets is as follows:

	September 30,	December 31,
	2008	2007
Amortized other intangible assets:
Patents, less accumulated amortization of $8,124 and $7,250, respectively	$8,587	$9,461
Trademarks, less accumulated amortization of $1,966 and $1,592, respectively	3,727	4,102
Dealer networks and customer relationships, less accumulated amortization of $1,733 and $301, respectively	45,808	47,239
Other intangible assets, less accumulated amortization of $6,247 and $5,342, respectively	7,261	6,740

Total amortized other intangible assets	65,383	67,542
Total non-amortized other intangible assets — trademarks and license agreements	51,625	51,625

Total other intangible assets	$117,008	$119,167

     Amortization expense for the three months ended September 30, 2008 and 2007 was $1.2 million and $0.9 million, respectively. Amortization expense for the nine months ended September 30, 2008 and 2007 was $3.6 million and $2.7 million, respectively. The estimated amortization expense related to other intangible assets subject to amortization for the next five years will approximate $4.6 million annually. The weighted-average life of the intangible assets subject to amortization is approximately 20 years. Non-amortized other intangible assets relate to Feed and the majority of the amortized other intangible assets relate to Feed and Agronomy.
8. Accrued Liabilities
     A summary of accrued liabilities is as follows:

	September 30,	December 31,
	2008	2007
Employee compensation and benefits	$137,618	$114,149
Marketing programs and consumer incentives	129,270	31,430
Other	211,677	193,997

Total accrued liabilities	$478,565	$339,576

     Other accrued liabilities include accrued taxes, interest, insurance, environmental liabilities, and other current liabilities such as unrealized market losses on hedging contracts and hedging deferred option premiums received.
9. Debt Obligations
Notes and Short-term Obligations
     The Company had notes and short-term obligations at September 30, 2008 and December 31, 2007 of $531.2 million and $132.2 million, respectively. The Company maintains credit facilities to finance its short-term borrowing needs, including a revolving credit facility and a receivables securitization facility.
     The Company’s $225 million, five-year revolving credit facility matures in 2011. Borrowings bear interest at a variable rate (either LIBOR or an Alternative Base Rate) plus an applicable margin. The margin is dependent upon the Company’s leverage ratio. Based on the Company’s leverage ratio at the end of September 2008, the LIBOR margin for the revolving credit facility was 87.5 basis points and the spread for the Alternative Base Rate was 20 basis points. LIBOR may be set for one, two, three or six month periods at the election of the Company. At September 30, 2008, $15.0 million was outstanding on the revolving credit facility and $176.6 million was available after giving effect to $33.3 million of outstanding letters of credit, which reduce availability.
     On March 13, 2008, the Company completed an amendment to its existing five-year receivables securitization facility arranged by CoBank ACB. The amendment increased the facility’s drawing capacity from $300 million to $400 million. This facility is scheduled to terminate in 2011. The increased capacity under the facility is being used to finance incremental working capital requirements arising from the crop protection products business, which was acquired in September of 2007 as part of the Company’s Agronomy repositioning, and higher commodity price levels in the Company’s other segments. The Company and certain wholly owned consolidated entities sell Dairy Foods, Feed, Seed, Agronomy and certain other receivables to LOL SPV, LLC, a wholly owned, consolidated special purpose entity (the “SPE”). The SPE enters into borrowings which are effectively secured solely by the SPE’s receivables. The SPE has its own separate creditors that are entitled to be satisfied out of the assets of the SPE prior to any value becoming available to the Company. Borrowings under the receivables securitization facility bear interest at LIBOR plus 87.5 basis points. At September 30, 2008 and December 31, 2007, the SPE’s receivables were $773.6 million and $732.0 million, respectively. At September 30, 2008 and December 31, 2007, outstanding balances under the facility, recorded as notes and short-term obligations, were $400.0 million and $70.0 million, respectively, and availability was $0 and $230.0 million, respectively.
     The Company also had $69.6 million as of September 30, 2008, and $61.1 million as of December 31, 2007, of notes and short-term obligations outstanding under a revolving line of credit and other borrowing arrangements for a wholly-owned subsidiary that provides operating loans and facility financing to farmers and livestock producers.
     The Company’s MoArk subsidiary maintains a $40 million revolving credit facility which is subject to a borrowing base limitation and terminates in June 2009. Borrowings outstanding at September 30, 2008 and December 31, 2007 were $0.
     The weighted average interest rate on short-term borrowings and notes outstanding at September 30, 2008 and December 31, 2007 was 3.76% and 5.69%, respectively.
Long-term Debt
     A summary of long-term debt is as follows:

	September 30,	December 31,
	2008	2007
Senior unsecured notes — due 2011 (8.75%)	$192,743	$192,743
Senior secured notes — due 2010 (9.00%)	175,000	175,000
Capital Securities of Trust Subsidiary — due 2028 (7.45%)	190,700	190,700
MoArk LLC debt — due 2009 through 2023 (7.74% weighted average)	17,198	29,520
MoArk LLC capital lease obligations (6.00% to 8.25%)	5,271	6,349
Other debt, including discounts and amortizable terminated swap value	264	(942)

	581,176	593,370
Less current portion	(2,371)	(3,082)

Total long-term debt	$578,805	$590,288

     The Company and MoArk are each subject to certain restrictions and covenant ratio requirements relating to their respective financing arrangements.  As of September 30, 2008, MoArk’s debt covenants were all satisfied. Land O’Lakes debt covenants, which include certain minimum financial ratios, were all satisfied as of September 30, 2008 and December 31, 2007.
10. Other Comprehensive Income
     Comprehensive income was as follows:

	Three months		Nine months
	ended		ended
	September 30,		September 30,
	2008	2007	2008	2007
Net earnings	$47,909	$5,239	$211,977	$137,367
Unrealized gain (loss) on available-for-sale-investment securities	(39)	283	(214)	283
Foreign currency translation adjustment	(137)	611	(587)	1,853
Other	1,811	(1,055)	1,680	(1,249)

Total comprehensive income	$49,544	$5,078	$212,856	$138,254

11. Fair Value Measurement
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement provides a single definition of fair value, a framework for measuring fair value and expanded disclosures concerning fair value. SFAS 157 applies to other pronouncements that require or permit fair value measurements; it does not require any new fair value measurements.
     Additionally, in February 2008, the FASB issued FASB Staff Positions (FSP) Financial Accounting Standard 157-1 (“FSP 157-1”) and 157-2 (“FSP 157-2”). FSP 157-1 removes leasing from the scope of SFAS 157, and FSP 157-2 delays the effective date of SFAS 157 from January 1, 2008 to January 1, 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
     The Company adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring, nonfinancial assets and liabilities. Such assets with potential nonrecurring fair value measurement are goodwill impairments, long-lived assets held and used such as intangible asset and fixed asset impairments, long-lived assets held for sale, and assets acquired in a business combination.
     SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
Level 3: inputs are unobservable inputs based on the Company’s own assumptions used to measure assets and liabilities at fair value.
     A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of September 30, 2008:

		Fair Value Measurements at September 30, 2008 Using:
			Significant
		Quoted prices	other	Significant
	Total carrying	in active	observable	unobservable
	value at	markets	inputs	inputs
	September 30, 2008	(Level 1)	(Level 2)	(Level 3)
Foreign currency exchange contract liabilities	$650	$—	$650	$—
Available-for-sale securities	191	191	—	—
Derivative assets	31,125	28,242	2,883	—
Derivative liabilities	50,250	49,813	437	—
     The available-for-sale equity securities and puts, calls and futures are measured at fair value based on quoted prices in active markets and as such are categorized as Level 1. Since the commodity derivative forward contracts and the foreign currency exchange forward contracts are not actively traded, they are priced at a fair value derived from an underlying futures market for the commodity or currency. Therefore, they have been categorized as Level 2.
     In the normal course of operations, the Company purchases commodities such as milk, butter and soybean oil in Dairy Foods, soybean meal and corn in Feed, soybeans in Seed and corn and soybean meal in Layers. Derivative commodity instruments, consisting primarily of futures contracts offered through regulated commodity exchanges, are used to reduce exposure to changes in commodity prices. These contracts are not designated as hedges under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The futures contracts are marked-to-market each month and gains and losses (“unrealized hedging gains and losses”) are recognized in cost of sales. The Company has established formal position limits to monitor its hedging activities.
12. Income Taxes
     The Company derives a majority of its business from members, although it is allowed by the Internal Revenue Code to conduct non-member business. Earnings from member business are deductible from taxable income as a patronage deduction. Earnings from non-member business are taxed as corporate income in the same manner as a typical corporation. The effective tax rate as a result of non-member business activity was 8.1% and 61.7% for the three month periods ended September 30, 2008 and 2007, respectively and 10.5% and 14.2% for the nine month periods ended September 30, 2008 and 2007, respectively. Income tax expense and the overall effective tax rate vary significantly each period based upon profitability and the level of non-member business during each of the comparable periods.
     The Company considers unremitted earnings of certain subsidiaries operating outside the United States to be invested indefinitely. No U.S. income taxes or foreign withholding taxes are provided on such permanently reinvested earnings, in accordance with APB No. 23, “Accounting for Income Taxes – Special Areas.” The Company regularly reviews the status of the accumulated earnings of each of its foreign subsidiaries and reassesses this determination as part of its overall financial plans. Following this assessment, the Company establishes deferred income taxes, net of any foreign tax credits, on any earnings that are determined to no longer be indefinitely invested. As of September 30, 2008, the Company recorded a deferred tax liability of $2.2 million for estimated U.S. income taxes, net of foreign tax credits, for undistributed earnings of foreign subsidiaries that were no longer considered permanently reinvested.
13. Pension and Other Postretirement Plans
     The following table presents the components of net periodic benefit cost for pension benefits and other postretirement benefits for the three months ended September 30:

			Other Postretirement
	Pension Benefits		Benefits
	2008	2007	2008	2007
Service cost	$3,810	$3,566	$196	$182
Interest cost	9,678	8,296	1,071	980
Expected return on assets	(11,000)	(9,262)	—	—
Amortization of actuarial loss	1,290	3,238	488	735
Amortization of prior service cost	(132)	(121)	—	—
Amortization of transition obligation	—	—	116	107

Net periodic benefit cost	$3,646	$5,717	$1,871	$2,004

     During the three months ended September 30, 2008, the Company contributed $16.1 million to its defined benefit pension plans and $0.9 million to its other postretirement benefits plans.
     The following table presents the components of net periodic benefit cost for pension benefits and other postretirement benefits for the nine months ended September 30:

			Other Postretirement
	Pension Benefits		Benefits
	2008	2007	2008	2007
Service cost	$11,431	$10,699	$589	$547
Interest cost	29,033	24,888	3,212	2,942
Expected return on assets	(32,999)	(27,788)	—	—
Amortization of actuarial loss	3,871	9,709	1,466	2,207
Amortization of prior service cost	(396)	(365)	—	—
Amortization of transition obligation	—	—	348	321

Net periodic benefit cost	$10,940	$17,143	$5,615	$6,017

     During the nine months ended September 30, 2008, the Company contributed $18.2 million to its defined benefit pension plans and $2.8 million to its other postretirement benefits plans.
     The Company expects to contribute approximately $25.3 million to its defined benefit pension plans and $5.5 million to its other postretirement benefits plans in 2008.
14. Restructuring and Impairment Charges
     A summary of restructuring and impairment charges is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Restructuring charges	$—	$32	$41	$411
Impairment charges	—	—	—	1,310

Total restructuring and impairment charges	$—	$32	$41	$1,721

Restructuring Charges
     During the nine months ended September 30, 2008, the Company recorded restructuring charges of $0.04 million primarily related to a long-term contractual obligation for waste-water treatment with the city of Greenwood, Wisconsin.

     During the three and nine months ended September 30, 2007, the Company recorded restructuring charges of $0.03 million and $0.4 million, respectively, primarily for employee severance due to the announced closure of Feed facilities in Wisconsin and Kansas.
Impairment Charges
     For the nine months ended September 30, 2007, the Company incurred $1.3 million of impairment charges as the book values of certain fixed assets were written down to fair value based on estimated selling prices. Of the $1.3 million of impairment charges incurred for the nine months ended September 30, 2007, Seed incurred a $0.5 million impairment charge relative to structural deterioration of a soybean facility in Vincent, Iowa and a $0.2 million charge for impairment of a software asset. In Feed and Layers, impairment charges of $0.3 million and $0.3 million, respectively, were incurred for the write-down of various manufacturing facilities held for sale.
15. Gain on Insurance Settlement
     In 2007, the Company’s MoArk, LLC (“MoArk”) subsidiary experienced a fire at a facility located in Anderson, Missouri. Damage was extensive and caused operations to cease. Costs of repair or replacement of inventory, property, plant, and equipment were covered under the terms of applicable insurance policies, subject to deductibles. For the three and nine months ended September 30, 2008, MoArk received $3.3 million of total insurance proceeds for the capital asset replacement and the Company recorded a gain on insurance settlement of $2.0 million in Layers.
     Additionally, for the three and nine months ended September 30, 2008, the Company’s MoArk subsidiary received $2.0 million of total insurance proceeds related to the settlement of a fraud loss claim involving a former employee of a previously owned subsidiary during the years 2002 through 2004. The proceeds were recorded as a gain on insurance settlement.
     In December 2005, a feed plant in Statesville, North Carolina was destroyed by fire and was shut down.  The Company resumed production at this facility in May 2007.  The aggregate net book value of the damaged building, equipment and inventory was approximately $3.4 million.  The Company holds insurance coverage for property damage and business interruption, which provides recovery for a significant portion of the loss.  The insured value of the property exceeds its net book value; for the nine months ended September 30, 2007, the Company recorded a gain on insurance settlement of $5.9 million.  For the nine months ended September 30, 2007, the Company received $13.8 million of total proceeds for business interruption and capital asset replacement recoveries. Business interruption recoveries are recorded as a reduction to cost of sales in the Feed segment.  The Company expects to receive additional insurance proceeds of approximately $6.0 million, for any additional replacement of capital assets through 2008.
16. Other Income, Net

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Loss (gain) on divestiture	$—	$7	$—	$(28,474)
(Gain) loss on sale of investments	—	(9,390)	12	(9,205)

Total other (income) expense, net	$—	$(9,383)	$12	$(37,679)

     On April 2, 2007, Dairy Foods sold substantially all of the assets related to its Cheese & Protein International subsidiary (“CPI”) for approximately $211.9 million in cash, net of related transaction fees, and recognized a gain on divestiture of $28.5 million for the nine months ended September 30, 2007. The divestiture included $19.8 million of inventory, $149.5 million of property, plant and equipment and $13.4 million of goodwill.
     During the nine months ended September 30, 2008, the Company recognized a loss of $12 thousand on the sale of an investment held by the Feed segment. During the three and nine months ended September 30, 2007, the Company recognized a gain on the sale of investment of $9.4 million related to the repositioning of its investment in Agriliance’s crop nutrients (“CN”) assets. Additionally, during the nine months ended September 30, 2007, the Company recognized a loss on sale of an investment held by the Other segment for $0.2 million.
17. Other Acquisitions
     In January and February of 2008, Agriliance LLC distributed its interest in four joint ventures related to its crop protection products business, to the Company and CHS, and the Company acquired from CHS, its partial interest in the joint ventures, for a total cash payment of $8.3 million. In April 2008, a consolidated feed joint venture purchased the remaining interest in a subsidiary for $0.4 million in cash. In May 2008, the Company acquired a native grass seed company for $1.7 million in cash and acquired a seed treatment business for $1.1 million in cash.
     In August 2007, the Company acquired Gold Medal Seeds LTD, a Canadian corporation, for $2.9 million in cash.

18. Commitments and Contingencies
     On March 6, 2007, Land O’Lakes, Inc. announced that one of its indirect wholly owned subsidiaries, Forage Genetics Inc. (“FGI”), filed a motion to intervene in a lawsuit brought against the U.S. Department of Agriculture (“USDA”) by the Center for Food Safety, the Sierra Club, two individual farmers/seed producers (together, the “Plaintiffs”) and others regarding Roundup Ready® Alfalfa. The plaintiffs claim that the USDA did not sufficiently assess the potential environmental impact of its decision to approve Roundup Ready® Alfalfa in 2005. The Monsanto Company and several independent alfalfa growers also filed motions to intervene in the lawsuit. On March 12, 2007, the United States District Court for the Northern District of California (the “Court”) issued a preliminary injunction enjoining all future plantings of Roundup Ready® Alfalfa beginning March 30, 2007. The Court specifically permitted plantings until that date only to the extent the seed to be planted was purchased on or before March 12, 2007. On May 3, 2007, the Court issued a permanent injunction enjoining all future plantings of Roundup Ready® Alfalfa until after an environmental impact study can be completed and a deregulation petition is approved. Roundup Ready® Alfalfa planted before March 30, 2007 may be grown, harvested and sold to the extent certain court-ordered cleaning and handling conditions are satisfied. In January 2008, the USDA filed a notice of intent to file an Environmental Impact Study. The USDA anticipates completing a draft EIS by the end of 20 08, with a final EIS to be completed by the fall of 2009. Although the Company believes the outcome of the environmental study will be favorable, which could allow for the reintroduction of the product into the market by 2010, there are approximately $13.3 million of purchase commitments with seed producers over the next two years and $23.1 million of inventory as of September 30, 2008, which could negatively impact future earnings if the results of the study are unfavorable or delayed.
     In a letter dated January 18, 2001, the Company was identified by the United States Environmental Protection Agency (“EPA”) as a potentially responsible party in connection with hazardous substances and wastes at the Hudson Refinery Superfund Site in Cushing, Oklahoma. The letter invited the Company to enter into negotiations with the EPA for the performance of a remedial investigation and feasibility study at the Site and also demanded that the Company reimburse the EPA approximately $8.9 million for removal costs already incurred at the Site. In March 2001, the Company responded to the EPA denying any responsibility with respect to the costs incurred for the remediation expenses incurred through that date. On February 25, 2008, the Company received a Special Notice Letter (“Letter”) from the EPA inviting the Company to enter into negotiations with the EPA to perform selected remedial action for remaining contamination and to resolve the Company’s potential liability for the Site. In the Letter, the EPA claimed that it has incurred approximately $21.0 million in response costs at the Site through October 31, 2007. The EPA is seeking reimbursement of these costs, on a joint and several basis, from the Company and other potentially responsible parties. The EPA has also stated that the estimated cost of the selected remedial action for remaining contamination is $9.6 million. Pending a document review, the Company is not aware of the exact nature or extent of contaminants the EPA claims continue to exist at the Site that require remediation. The Company believes it will have multiple defenses available that will mitigate its liability. In addition, the Company is currently analyzing the amount and extent of its insurance coverage that may be available to further mitigate its ultimate exposure, if any. As of September 30, 2008, based on the most recent facts and circumstances available to the Company, an $8.9 million charge was recorded for an environmental reserve.
     On March 31, 2008, MoArk, LLC received a subpoena from the U.S. Department of Justice through the U.S. Attorney for the Eastern District of Pennsylvania, to provide certain documents for the period of January 1, 2002 to March 27, 2008, related to the pricing, marketing and sales activities within its former egg products business. MoArk divested its northeastern liquid and egg products business in 2004, and the remainder of its liquid and egg products business in 2006. MoArk has furnished documents required by the subpoena and is cooperating with the government’s request. We cannot predict what, if any, the impact this inquiry and any results from such inquiry could have on MoArk’s or the Company’s future results of operations.
     On October 27, 2008, MoArk and its wholly-owned subsidiary, Norco Ranch, Inc. (“Norco”), received Civil Investigative Demands from the Office of the Attorney General of the State of Florida seeking documents and information relating to the production and sale of eggs and egg products. MoArk and Norco intend to comply with the demand. We cannot predict what, if any, impact this inquiry and any results from such inquiry could have on future results of operations of MoArk, Norco or the Company. In September and October 2008, a total of fourteen related class action lawsuits were filed against a number of producers of eggs and egg products in three different jurisdictions. The complaints fall into two distinct groups: those alleging a territorial allocation conspiracy among certain defendants to fix the price of processed “egg products,” such as liquid or dried eggs; and those alleging concerted action by producers of shell eggs to restrict output and thereby increase the price of shell eggs. The Plaintiffs in these suits seek unspecified damages and injunctive relief on behalf of all purchasers of eggs and egg products, as well as attorneys’ fees and costs, under the United States antitrust laws.
     The Company has been named as a defendant in three of the cases: Zaza Inc. v. Michael Foods, Inc., et al. (D. Minn.: 08-cv-05262); Oasis Foods Company v. Michael Foods, Inc., et al. (D.N.J.: 08-cv-05104); and Country Foods v. Hillandale Farms of Pa., Inc. (E.D. Pa.: 08-cv-4653).
     MoArk has been named as a defendant in the cases noted above and the following additional cases, all of which were filed in the United States District Court for the Eastern District of Pennsylvania: T.K. Ribbing’s Family Restaurant v. United Egg Producers, et al.

(08-cv-4653); Brigiotta’s Farmland Produce and Garden Center, Inc., et al. (08-cv-04967); Bemus Point Inn, Inc. v. United Egg Producers, Inc., et al. (08-cv-04750); Karetas Foods, Inc. v. Cal-Maine Foods, Inc., et al. (08-cv-04950); Nussbaum — SF, Inc. v. United Egg Producers, Inc., et al. (08-cv-04819); The Egg Store, Inc. v. United Egg Producers, Inc., et al., 08-cv-04880 (E.D. Pa.); Eggology, Inc. v. United Egg Producers, Inc., et al. (08-cv-05168); Eby-Brown Company, LLC v. United Egg Producers, Inc., et al. (08-cv-05167); Goldberg and Solovy Foods, Inc. v. United Egg Producers, Inc., et al. (08-cv-05166); Julius Silvert, Inc. v. Golden Oval Eggs LLC, et al. (08-cv-05174); and Somerset Industries, Inc. v. Cal-Maine Foods, Inc., et al., (08-cv-04676). Norco has also been named as a defendant in nine of these cases, consisting of T.K. Ribbing’s, Brigiotta’s, Bemus Point, Nussbaum, The Egg Store, Eggology, Eby-Brown, Goldberg, and Country Foods.
     MoArk, Norco and the Company deny the allegations set forth in the complaints. We cannot predict what, if any, impact these lawsuits could have on future results of operations of the Company, MoArk or Norco.
     In May 2008, the Company experienced a fire at a feed facility located in Caldwell, Idaho. Damage was extensive and caused operations to cease. Costs of repair or replacement of inventory, property, plant, and equipment were covered under the terms of applicable insurance policies, subject to deductibles. Accordingly a receivable of $0.8 million related to the carrying value of the inventory and property, plant and equipment was established in the nine months ended September 30, 2008. The Company does not anticipate receiving any insurance proceeds in 2008. When proceeds are received, any gain on the insurance settlement will be recorded.

19. Segment Information
     The Company operates in five segments: Dairy Foods, Feed, Seed, Agronomy and Layers.
     Dairy Foods produces, markets and sells products such as butter, spreads, cheese and other dairy related products. Products are sold under well-recognized national brand names including LAND O LAKES, the Indian Maiden logo and Alpine Lace, as well as under regional brand names such as New Yorker.
     Feed is largely comprised of the operations of Land O’Lakes Purina Feed LLC (“Land O’Lakes Purina Feed”), the Company’s wholly owned subsidiary. Land O’Lakes Purina Feed develops, produces, markets and distributes animal feeds such as ingredient feed, formula feed, milk replacers, vitamins and additives.
     Seed is a supplier and distributor of crop seed products, primarily in the United States. A variety of crop seed is sold, including corn, soybeans, alfalfa and forage and turf grasses.
     Agronomy consists primarily of the operations of Winfield Solutions, LLC (“Winfield”), a wholly owned subsidiary established in September 2007 upon the distribution from Agriliance of its wholesale crop protection product assets. Winfield operates primarily as a wholesale distributor of crop protection products, including herbicides, pesticides, fungicides and adjuvants. Agronomy also includes the Company’s 50% ownership in Agriliance, which operates retail agronomy distribution businesses and is accounted for under the equity method.
     Layers consists of the Company’s MoArk subsidiary. MoArk produces and markets shell eggs that are sold to retail and wholesale customers for consumer and industrial use, primarily in the United States.
     The Company’s management uses earnings before income taxes to evaluate a segment’s performance. The Company allocates corporate administrative expense to all of its business segments, both directly and indirectly. Corporate staff functions that are able to determine actual services provided to each segment allocate expense on a direct and predetermined basis. All other corporate staff functions allocate expense indirectly based on each segment’s percentage of total invested capital. A majority of corporate administrative expense is allocated directly.
     As discussed in Note 3, the Company restated its consolidated financial statements as of and for the three and nine months ended September 30, 2007 due to the timing of recognizing equity earnings in Agriliance. The effects of the restatements on the segment information for the three and nine months ended September 30, 2007 are as follows:

	Agronomy	Agronomy
	Three Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2007
Cost of sales — as previously reported	$89,691	$89,689
Adjustment for vendor rebates	4,380	4,380

Cost of sales — as restated	94,071	94,069

Equity in earnings of affiliated companies — as previously reported	11,247	(50,588)
Adjustment for vendor rebates	(17,392)	26,731

Equity in earnings of affiliated companies — as restated	(6,145)	(23,857)

Earnings before income taxes — as previously reported	(6,175)	49,114
Adjustment for vendor rebates	13,012	(31,111)

Earnings before income taxes — as restated	6,837	18,003

						Other/
	Dairy Foods	Feed	Seed	Agronomy*	Layers	Eliminations	Consolidated
For the three months ended September 30, 2008:
Net sales (1)	$984,888	$990,757	$44,633	$722,958	$135,470	$(14,367)	$2,864,339
Cost of sales (2)	953,080	947,907	34,777	553,585	133,066	(10,905)	2,611,510
Selling, general and administrative	52,057	69,483	18,641	43,411	14,101	3,179	200,872
Gain on insurance settlement	—	—	—	—	(4,032)	—	(4,032)
Interest expense (income), net	4,519	9,296	(3,944)	2,318	2,643	(1,301)	13,531
Equity in loss (earnings) of affiliated companies	656	(878)	—	(11,602)	(1,717)	—	(13,541)
Minority interest in earnings of subsidiaries	—	324	—	3,546	—	—	3,870

Earnings (loss) before income taxes	$(25,424)	$(35,375)	$(4,841)	$131,700	$(8,591)	$(5,340)	$52,129

For the three months ended September 30, 2007:
Net sales (1)	$1,121,337	$722,819	$80,136	$94,036	$123,614	$(7,369)	$2,134,573
Cost of sales (2)	1,062,331	653,875	65,488	94,071	102,279	(5,759)	1,972,285
Selling, general and administrative	51,883	66,247	19,166	9,576	10,009	1,313	158,194
Restructuring and impairment charges	32	—	—	—	—	—	32
Interest expense (income), net	6,305	6,392	(3,956)	(913)	3,497	(1,531)	9,794
Other expense (income), net	—	7	—	(9,390)	—	—	(9,383)
Equity in loss (earnings) of affiliated companies	566	(1,144)	4	(6,145)	(3,598)	—	(10,317)
Minority interest in earnings of subsidiaries	—	286	—	—	—	—	286

Earnings (loss) before income taxes	$220	$(2,844)	$(566)	$6,837	$11,427	$(1,392)	$13,682

For the nine months ended September 30, 2008:
Net sales (1)	$3,070,416	$2,858,333	$919,826	$2,203,799	$455,208	$(58,379)	$9,449,203
Cost of sales (2)	2,906,720	2,639,800	814,583	1,930,540	396,126	(53,590)	8,634,179
Selling, general and administrative	143,891	201,947	61,749	101,017	36,017	13,939	558,560
Restructuring and impairment charges	41	—	—	—	—	—	41
Gain on insurance settlement	—	—	—	—	(4,032)	—	(4,032)
Interest expense (income), net	10,321	23,040	(5,201)	13,400	8,595	(3,902)	46,253
Other expense, net	—	12	—	—	—	—	12
Equity in earnings of affiliated companies	(4,801)	(1,785)	(1,252)	(14,020)	(16,241)	—	(38,099)
Minority interest in earnings of subsidiaries	—	646	—	14,907	—	—	15,553

Earnings (loss) before income taxes	$14,244	$(5,327)	$49,947	$157,955	$34,743	$(14,826)	$236,736

For the nine months ended September 30, 2007:
Net sales (1)	$2,994,676	$2,175,933	$739,526	$94,036	$354,556	$(19,855)	$6,338,872
Cost of sales (2)	2,774,392	1,970,474	640,797	94,069	306,687	(16,801)	5,769,618
Selling, general and administrative	149,563	189,706	59,020	21,188	25,118	3,452	448,047
Restructuring and impairment charges	141	595	688	—	297	—	1,721
Gain on insurance settlement	—	(5,941)	—	—	—	—	(5,941)
Interest expense (income), net	17,388	19,568	(4,640)	(5,977)	11,420	(4,245)	33,514
Other (income) expense, net	(28,481)	7	—	(9,390)	—	185	(37,679)
Equity in loss (earnings) of affiliated companies	1,924	(2,023)	(50)	(23,857)	(7,300)	(7)	(31,313)
Minority interest in earnings of subsidiaries	—	872	—	—	—	—	872

Earnings (loss) before income taxes	$79,749	$2,675	$43,711	$18,003	$18,334	$(2,439)	$160,033

*	Increased Agronomy operations are due to the distribution of the crop protection products business to the Company from Agriliance in September 2007.

						Other/
	Dairy Foods	Feed	Seed	Agronomy	Layers	Eliminations	Consolidated
(1) Net sales includes intersegment sales of:
For the three months ended: September 30, 2008	$1,705	$16,946	$(1,590)	$60	$—	$(17,121)	$—
For the three months ended: September 30, 2007	5,095	6,229	—	21	—	(11,345)	—
For the nine months ended: September 30, 2008	6,128	38,209	11,483	10,955	—	(66,775)	—
For the nine months ended: September 30, 2007	17,804	16,961	—	21	—	(34,786)	—

						Other/
	Dairy Foods	Feed	Seed	Agronomy	Layers	Eliminations	Consolidated
(2) Cost of sales includes unrealized hedging (gains) losses of:
For the three months ended: September 30, 2008	$(354)	$19,407	$10,048	$—	$2,075	$1,184	$32,360
For the three months ended: September 30, 2007	(2,854)	(5,039)	(2,933)	—	(1,133)	390	(11,569)
For the nine months ended: September 30, 2008	(4,611)	25,617	10,393	—	2,695	1,399	35,493
For the nine months ended: September 30, 2007	(1,390)	(762)	(2,527)	—	(1,277)	897	(5,059)
     Unrealized hedging (gains) losses attributable to hedging activities within Agriliance are recognized in equity in earnings (loss) of affiliated companies in the Agronomy segment.

20. Consolidating Financial Information
     The Company has entered into financing arrangements which are guaranteed by the Company and certain of its wholly owned subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several.
     In January and February 2008, the Company acquired partial interests in four joint ventures which are part of Winfield, but are non-guarantors of the Company’s financing arrangements. Subsequently, in July 2008, three of the four joint ventures were deconsolidated due to renegotiated operating agreements. Accordingly, one remaining consolidated joint venture’s financial information has been included with the non-guarantor subsidiaries as of and for the three and nine months ended September 30, 2008. The financial information related to the three deconsolidated joint ventures was included in the non-guarantor subsidiaries until the date of deconsolidation, and subsequently have been included as equity method investments in the financial results of Winfield.
     In September 2007, in conjunction with Agriliance’s distribution of crop protection product assets, the Company established Winfield Solutions, LLC (“Winfield”), a wholly owned subsidiary, and consolidated this entity into the Agronomy segment. Winfield is a guarantor of the Company’s financing arrangements. Accordingly, Winfield’s financial information has been included with the consolidated guarantors as of September 30, 2008 and December 31, 2007 and for the three and nine months ended September 30, 2008.
     In August 2007, the Company purchased Gold Medal Seeds LTD (“Gold Medal”), a Canadian business, and consolidated this entity into the Seed segment. As a foreign-based entity, Gold Medal is not a guarantor of the Company’s financing arrangements. Accordingly, Gold Medal’s financial information has been included with the non-guarantor subsidiaries as of September 30, 2008 and December 31, 2007 and for the three and nine months ended September 30, 2008 and since the date of purchase for the two months ending September 30, 2007.
     In April 2007, the Company sold substantially all the assets related to its Cheese & Protein International LLC (“CPI”) subsidiary, which was a consolidated guarantor of the Company. Accordingly, as of the sale date, the divested operations of CPI have been removed from the consolidated guarantors supplemental financial information.
     The following supplemental financial information sets forth, on an unconsolidated basis, balance sheet, statement of operations and cash flow information for Land O’Lakes, Guarantor Subsidiaries and Land O’Lakes other subsidiaries (the “Non-Guarantor Subsidiaries”). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor Subsidiaries using the equity method of accounting.

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING BALANCE SHEET
September 30, 2008

	Land
	O’Lakes, Inc.
	Parent	Consolidated	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
ASSETS

Current assets:
Cash and cash equivalents	$2,239	$2,601	$23,995	$—	$28,835
Receivables, net	99,508	805,703	949,843	(435,323)	1,419,731
Intercompany receivables, net	337,202	10,874	—	(348,076)	—
Inventories	445,077	555,362	93,800	—	1,094,239
Prepaid expenses	29,445	9,003	527	—	38,975
Other current assets	97,733	18,023	1,121	—	116,877

Total current assets	1,011,204	1,401,566	1,069,286	(783,399)	2,698,657
Investments	1,116,815	60,574	15,991	(863,506)	329,874
Property, plant and equipment, net	235,423	285,001	95,630	—	616,054
Goodwill, net	192,177	66,271	58,341	—	316,789
Other intangibles, net	2,270	112,788	1,950	—	117,008
Other assets	37,353	42,577	60,322	(3,847)	136,405

Total assets	$2,595,242	$1,968,777	$1,301,520	$(1,650,752)	$4,214,787

LIABILITIES AND EQUITIES

Current liabilities:
Notes and short-term obligations	$35,002	$1,042	$916,798	$(421,617)	$531,225
Current portion of long-term debt	—	50	2,593	(272)	2,371
Accounts payable	433,693	703,757	45,885	(16,048)	1,167,287
Intercompany payables, net	—	340,292	7,784	(348,076)	—
Customer advances	592	8,942	1,863	—	11,397
Accrued liabilities	177,402	272,292	30,376	(1,505)	478,565
Patronage refunds and other member equities payable	50,976	—	—	—	50,976

Total current liabilities	697,665	1,326,375	1,005,299	(787,518)	2,241,821

Long-term debt	557,039	83	21,411	272	578,805
Employee benefits and other liabilities	213,379	28,960	6,166	—	248,505
Minority interests	—	6,338	12,159	—	18,497
Commitments and contingencies

Equities:
Capital stock	1,644	—	2,908	(2,908)	1,644
Additional paid-in capital	—	195,359	74,521	(269,880)	—
Member equities	968,704	—	—	—	968,704
Accumulated other comprehensive loss	(61,052)	(106)	166	(60)	(61,052)
Retained earnings	217,863	411,768	178,890	(590,658)	217,863

Total equities	1,127,159	607,021	256,485	(863,506)	1,127,159

Total liabilities and equities	$2,595,242	$1,968,777	$1,301,520	$(1,650,752)	$4,214,787

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
For the three months ended September 30, 2008

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$1,002,011	$1,627,745	$234,583	$—	$2,864,339
Cost of sales	969,997	1,426,234	215,279	—	2,611,510

Gross profit	32,014	201,511	19,304	—	252,829

Selling, general and administrative	76,874	113,271	10,727	—	200,872
Gain on insurance settlement	—	—	(4,032)	—	(4,032)

(Loss) earnings from operations	(44,860)	88,240	12,609	—	55,989

Interest expense (income), net	21,626	(2,520)	(5,575)	—	13,531
Other (income) expense, net	—	—	—	—	—
Equity in earnings of affiliated companies	(119,375)	(1,159)	(1,717)	108,710	(13,541)
Minority interest in earnings of subsidiaries	—	—	3,870	—	3,870

Earnings before income taxes	52,889	91,919	16,031	(108,710)	52,129
Income tax expense (benefit)	4,980	71	(831)	—	4,220

Net earnings	$47,909	$91,848	$16,862	$(108,710)	$47,909

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
For the nine months ended September 30, 2008

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$3,895,850	$4,784,274	$769,079	$—	$9,449,203
Cost of sales	3,634,171	4,348,240	651,768	—	8,634,179

Gross profit	261,679	436,034	117,311	—	815,024

Selling, general and administrative	225,916	276,580	56,064	—	558,560
Restructuring and impairment	41	—	—	—	41
Gain on insurance settlement	—	—	(4,032)	—	(4,032)

Earnings from operations	35,722	159,454	65,279	—	260,455

Interest expense (income), net	50,494	3,593	(7,834)	—	46,253
Other expense, net	—	12	—	—	12
Equity in earnings of affiliated companies	(248,959)	(2,140)	(16,241)	229,241	(38,099)
Minority interest in earnings of subsidiaries	—	—	15,553	—	15,553

Earnings before income taxes	234,187	157,989	73,801	(229,241)	236,736
Income tax expense	22,210	44	2,505	—	24,759

Net earnings	$211,977	$157,945	$71,296	$(229,241)	$211,977

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF CASH FLOWS
For the nine months ended September 30, 2008

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net earnings	$211,977	$157,945	$71,296	$(229,241)	$211,977
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Depreciation and amortization	27,945	31,989	7,586	—	67,520
Amortization of deferred financing costs	1,467	—	109	—	1,576
Bad debt expense	2,100	2,216	1,246	—	5,562
Proceeds from patronage revolvement received	1,769	8	—	—	1,777
Non-cash patronage income	(622)	(3,555)	—	—	(4,177)
Deferred income tax expense (benefit)	(16,448)	—	—	—	(16,448)
Increase in other assets	(481)	(1,676)	(226)	112	(2,271)
Increase (decrease) in other liabilities	21,347	51	(1)	—	21,397
Restructuring and impairment	41	—	—	—	41
Loss on sale of investments	—	12	—	—	12
Gain on insurance settlement	—	—	(4,032)	—	(4,032)
Equity in earnings of affiliated companies	(248,959)	(2,140)	(16,241)	229,241	(38,099)
Dividends from investments in affiliated companies	23,126	1,900	7,626	—	32,652
Minority interests	—	—	15,553	—	15,553
Other	(2,120)	(611)	34	—	(2,697)
Changes in current assets and liabilities, net of acquisitions and divestitures:
Receivables	300,376	(317,040)	(66,513)	(328,283)	(411,460)
Inventories	(54,400)	(28,348)	(24,530)	—	(107,278)
Prepaids and other current assets	412,771	391,431	6,023	—	810,225
Accounts payable	(64,575)	73,776	6,151	(3,931)	11,421
Customer advances	(513,477)	(401,928)	(17,611)	—	(933,016)
Accrued liabilities	21,411	120,059	(2,892)	2,289	140,867

Net cash provided (used) by operating activities	123,248	24,089	(16,422)	(329,813)	(198,898)

Cash flows from investing activities:
Additions to property, plant and equipment	(64,472)	(36,682)	(19,379)	—	(120,533)
Acquisitions, net of cash acquired	(1,743)	(1,096)	(6,201)	—	(9,040)
Investments in affiliates	(50,625)	—	(235)	—	(50,860)
Distributions from investments in affiliated companies	1,400	71	7,353	—	8,824
Proceeds from sale of investments	—	49	—	—	49
Proceeds from sale of property, plant and equipment	3,676	1,708	197	—	5,581
Insurance proceeds for replacement assets	—	—	5,321	—	5,321
Change in notes receivable	145	604	(12,355)	—	(11,606)
Other	(167)	—	3,216	—	3,049

Net cash used by investing activities	(111,786)	(35,346)	(22,083)	—	(169,215)

Cash flows from financing activities:
Increase (decrease) in short-term debt	24,632	(2,773)	37,013	329,813	388,685
Proceeds from issuance of long-term debt	—	—	496	—	496
Principal payments on long-term debt	(32)	(405)	(13,701)	—	(14,138)
Payments for redemption of member equities	(94,896)	—	—	—	(94,896)
Distribution to members	48,700	—	(48,700)	—	—
Other	(38)	—	—	—	(38)

Net cash used by financing activities	(21,634)	(3,178)	(24,892)	329,813	280,109

Net decrease in cash and cash equivalents	(10,172)	(14,435)	(63,397)	—	(88,004)
Cash and cash equivalents at beginning of period	12,411	17,036	87,392	—	116,839

Cash and cash equivalents at end of period	$2,239	$2,601	$23,995	$—	$28,835

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING BALANCE SHEET
December 31, 2007

	Land
	O’Lakes, Inc.
	Parent	Consolidated	Non-Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$12,411	$17,036	$87,392	$—	$116,839
Receivables, net	352,798	544,941	872,574	(763,606)	1,006,707
Intercompany receivables	—	146,951	—	(146,951)	—
Inventories	390,236	527,014	47,265	—	964,515
Prepaid expenses	454,073	398,820	3,140	—	856,033
Other current assets	55,602	19,637	939	—	76,178

Total current assets	1,265,120	1,654,399	1,011,310	(910,557)	3,020,272

Investments	1,361,795	48,312	15,492	(1,121,621)	303,978
Property, plant and equipment, net	197,175	270,044	84,533	—	551,752
Goodwill, net	211,900	47,632	58,692	—	318,224
Other intangibles, net	3,586	113,440	2,141	—	119,167
Other assets	32,281	35,927	53,965	(3,735)	118,438

Total assets	$3,071,857	$2,169,754	$1,226,133	$(2,035,913)	$4,431,831

LIABILITIES AND EQUITIES
Current liabilities:
Notes and short-term obligations	$—	$3,815	$879,785	$(751,430)	$132,170
Current portion of long-term debt	—	396	2,907	(221)	3,082
Accounts payable	498,081	629,981	34,408	(12,117)	1,150,353
Intercompany payables	90,209	55,855	887	(146,951)	—
Customer advances	514,069	410,870	1,301	—	926,240
Accrued liabilities	159,460	152,233	31,677	(3,794)	339,576
Patronage refunds and other member equities payable	28,065	—	—	—	28,065

Total current liabilities	1,289,884	1,253,150	950,965	(914,513)	2,579,486

Long-term debt	556,845	142	33,080	221	590,288
Employee benefits and other liabilities	192,960	25,002	5,752	—	223,714
Minority interests	—	1,558	4,617	—	6,175
Commitments and contingencies

Equities:
Capital stock	1,701	—	2,909	(2,909)	1,701
Additional paid-in capital	—	639,343	118,230	(757,573)	—
Member equities	937,126	—	—	—	937,126
Accumulated other comprehensive (loss) earnings	(61,931)	(189)	476	(287)	(61,931)
Retained earnings	155,272	250,748	110,104	(360,852)	155,272

Total equities	1,032,168	889,902	231,719	(1,121,621)	1,032,168

Total liabilities and equities	$3,071,857	$2,169,754	$1,226,133	$(2,035,913)	$4,431,831

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
For the three months ended September 30, 2007

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$1,263,430	$728,856	$142,287	$—	$2,134,573
Cost of sales	1,193,522	657,941	120,822	—	1,972,285

Gross profit	69,908	70,915	21,465	—	162,288

Selling, general and administrative	74,979	74,942	8,273	—	158,194
Restructuring and impairment charges	32	—	—	—	32

(Loss) earnings from operations	(5,103)	(4,027)	13,192	—	4,062

Interest expense (income), net	15,458	(172)	(5,492)	—	9,794
Other (income) expense, net	(9,390)	7	—	—	(9,383)
Equity in earnings of affiliated companies	(23,979)	(1,162)	(4,255)	19,079	(10,317)
Minority interest in earnings of subsidiaries	—	—	286	—	286

(Loss) earnings before income taxes	12,808	(2,700)	22,653	(19,079)	13,682
Income tax expense	7,569	75	799	—	8,443

Net (loss) earnings	$5,239	$(2,775)	$21,854	$(19,079)	$5,239

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS
For the nine months ended September 30, 2007

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Net sales	$3,481,824	$2,424,641	$432,407	$—	$6,338,872
Cost of sales	3,194,448	2,195,112	380,058	—	5,769,618

Gross profit	287,376	229,529	52,349	—	569,254

Selling, general and administrative	218,048	205,341	24,658	—	448,047
Restructuring and impairment charges	828	595	298	—	1,721
Gain on insurance settlement	—	(5,941)	—	—	(5,941)

Earnings from operations	68,500	29,534	27,393	—	125,427

Interest expense (income), net	34,024	(1,506)	996	—	33,514
Other income, net	(9,205)	(28,474)	—	—	(37,679)
Equity in earnings of affiliated companies	(114,357)	(2,114)	(8,696)	93,854	(31,313)
Minority interest in earnings of subsidiaries	—	—	872	—	872

Earnings before income taxes	158,038	61,628	34,221	(93,854)	160,033
Income tax expense	20,671	343	1,652	—	22,666

Net earnings	$137,367	$61,285	$32,569	$(93,854)	$137,367

LAND O’LAKES, INC.
SUPPLEMENTAL CONSOLIDATING STATEMENT OF CASH FLOWS
For the nine months ended September 30, 2007

	Land
	O’Lakes, Inc.		Non-
	Parent	Consolidated	Guarantor
	Company	Guarantors	Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net earnings	$137,367	$61,285	$32,569	$(93,854)	$137,367
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:
Depreciation and amortization	31,259	23,448	6,807	—	61,514
Amortization of deferred financing costs	1,330	288	109	—	1,727
Bad debt expense	317	2,008	9	—	2,334
Proceeds from patronage revolvement received	3,128	5	—	—	3,133
Non-cash patronage income	(1,413)	(49)	—	—	(1,462)
Insurance recovery — business interruption	—	4,551	—	—	4,551
Deferred income tax expense (benefit)	(4,036)	(25,771)	—	—	(29,807)
Increase in other assets	(1,110)	(947)	—	—	(2,057)
Decrease in other liabilities	(1,040)	326	(1)	—	(715)
Restructuring and impairment charges	828	595	298	—	1,721
(Gain) loss on divestiture of business	—	(28,481)	7	—	(28,474)
Gain on sale of investments	(9,205)	—	—	—	(9,205)
Gain on insurance settlement	—	(5,941)	—	—	(5,941)
Equity in earnings of affiliated companies	(114,357)	(2,114)	(8,696)	93,854	(31,313)
Dividends from investments in affiliated companies	20,523	972	5,525	—	27,020
Minority interests	—	—	872	—	872
Other	283	(320)	(181)	—	(218)
Changes in current assets and liabilities, net of acquisitions and divestitures:
Receivables	45,587	59,989	(145,490)	(145,727)	(185,641)
Inventories	(132,971)	(8,756)	(8,391)	—	(150,118)
Other current assets	293,256	11,249	782	—	305,287
Accounts payable	132,894	86,710	(2,337)	(6,717)	210,550
Customer advances	(383,618)	(23,401)	(3,592)	—	(410,611)
Accrued liabilities	44,605	21,923	2,578	(2,282)	66,824

Net cash provided (used) by operating activities	63,627	177,569	(119,132)	(154,726)	(32,662)

Cash flows from investing activities:
Additions to property, plant and equipment	(30,147)	(27,837)	(4,325)	—	(62,309)
Acquisitions	(58)	—	(2,872)	—	(2,930)
Investments in affiliates	(216,399)	—	(156)	—	(216,555)
Net settlement on repositioning investment in joint venture	32,248	(165,787)	—	—	(133,539)
Net proceeds from divestiture of businesses	211,851	—	250	—	212,101
Proceeds from sale of investments	475	—	—	—	475
Proceeds from sale of property, plant and equipment	2,038	2,942	88	—	5,068
Insurance proceeds for replacement assets	—	8,635	—	—	8,635
Change in notes receivable	1,071	125	(19,575)	186	(18,193)
Other	(209)	(227)	(170)	—	(606)

Net cash provided (used) by investing activities	870	(182,149)	(26,760)	186	(207,853)

Cash flows from financing activities:
(Decrease) increase in short-term debt	(475)	(611)	129,180	154,540	282,634
Proceeds from issuance of long-term debt	—	1,750	3,750	—	5,500
Principal payments on long-term debt	(9,022)	(12,112)	(15,722)	—	(36,856)
Payments for redemption of member equities	(36,213)	—	—	—	(36,213)
Other	(153)	(3)	—	—	(156)

Net cash (used) provided by financing activities	(45,863)	(10,976)	117,208	154,540	214,909

Net increase (decrease) in cash and cash equivalents	18,634	(15,556)	(28,684)	—	(25,606)
Cash and cash equivalents at beginning of period	8,976	15,613	55,118	—	79,707

Cash and cash equivalents at end of period	$27,610	$57	$26,434	$—	$54,101